UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  February 2004

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


Final Results dated February 12, 2004

--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: February 12, 2004                            By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: February 12, 2004                            By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support


--------------------------------------------------------------------------------

                                  BARCLAYS PLC

                  PRELIMINARY ANNOUNCEMENT OF RESULTS FOR 2003

                                                                          PAGE

Summary                                                                      1
Financial highlights                                                         4
Chairman's statement                                                         5
Group Chief Executive's statement                                            6
Group performance management                                                11
Summary of results                                                          14
Consolidated profit and loss account                                        15
Consolidated balance sheet                                                  16
Financial review                                                            17
Additional information                                                      49
Notes                                                                       51
Consolidated statement of changes in shareholders' funds                    60
Statement of total recognised gains and losses                              60
Summary consolidated cashflow statement                                     61
Average balance sheet                                                       62
Other information                                                           64
Index                                                                       70


The information in this announcement, which was approved by the Board of Directors on 11th February 2004, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the "Act"). Statutory accounts which are combined with the Group's Annual Report on Form 20-F to the US Securities and Exchange Commission (SEC) and which will contain an unqualified audit report, will be delivered to the Registrar of Companies in accordance with
Section 242 of the Act. The 2003 Annual Review and Summary Financial Statement will be posted to shareholders together with the Group's full Annual Report for those shareholders who request it.

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition, a number of which are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC including its most recent Annual Report on Form 20-F.

In 2003, the SEC adopted regulations relating to the presentation of financial data which is not based on the Generally Accepted Accounting Principles (GAAP) applied by SEC reporting companies. These regulations are commonly referred to as Regulation G. In this document, the presentation of certain individual business results and assets excludes goodwill and exceptional items. For a reconciliation of (i) profit before tax excluding goodwill and exceptional items and (ii) total assets excluding goodwill of our various businesses to the comparable UK GAAP measure, see 'Reconciliation of profit before tax and total assets' on page 66.

   BARCLAYS PLC, 54 LOMBARD STREET, LONDON EC3P 3AH, TELEPHONE 020 7699 5000,
                               COMPANY NO. 48839.



                     RESULTS FOR YEAR TO 31ST DECEMBER 2003


                                            2003      2002 1      % Change
                                            GBPm        GBPm
Operating income                          12,411      11,327            10
Operating expenses                        (7,253)     (6,624)            9
Provisions for bad and doubtful debts     (1,347)     (1,484)           (9)
Operating profit                           3,812       3,218            18
Profit before tax                          3,845       3,205            20
Profit after tax                           2,769       2,250            23
Economic profit                            1,420       1,237            15
Earnings per share                          42.3p       33.7p           26
Dividend per share                          20.5p      18.35p           12
Post-tax return on average shareholders'
funds                                         17%         15%

"These are strong results, which demonstrate the momentum we have generated over our first four-year goal period. We have strengthened our diversified portfolio of businesses while maintaining downward pressure on costs and a prudent approach to risk. As a result, we have achieved top quartile total shareholder return relative to our peers. This is an important milestone for Barclays.

We embark on the next four-year goal period with confidence and commitment to further enhance performance."
                                       Matthew W. Barrett, Group Chief Executive
Financial Summary

     -    Operating  income  increased  10%  (GBP1,084m)  to  GBP12,411m  (2002:
          GBP11,327m).

     - Operating expenses rose 9% (GBP629m) to GBP7,253m (2002: GBP6,624m), with approximately one third of the increase attributable to the move to a pensions charge in 2003 (GBP128m) from a pensions credit (GBP72m) in respect of the Group's main UK pension schemes. Restructuring costs amounted to GBP209m (2002: GBP187m). Goodwill amortisation was GBP265m (2002: GBP254m).

     -    The cost:income ratio was maintained at 58% (2002: 58%).

     - Provisions for bad and doubtful debts fell 9% (GBP137m) to GBP1,347m (2002: GBP1,484m). Provisions excluding the impact of Transition Businesses, mainly in respect of Argentina in 2002, fell 3% (GBP36m) to GBP1,324m (2002: GBP1,360m).

     -    Operating profit rose 18% (GBP594m) to GBP3,812m (2002: GBP3,218m).

     -    Profit before tax rose 20% (GBP640m) to GBP3,845m (2002: GBP3,205m).

     -    Post-tax return on average shareholders' funds was 17% (2002: 15%).

     - Earnings per share rose 26% to 42.3p (2002: 33.7p). The final dividend per share for 2003 is 13.45p (2002: 12.00p). The full year dividend per share increased by 12% to 20.5p (2002: 18.35p).

1 Comparative figures have been restated consequent upon the change in accounting presentation detailed on page 50. Comparative figures have also been restated as a result of the change in accounting policy arising from the adoption of UITF Abstract 37, 'Purchases and sales of own shares'. The impact of the change of accounting policy is fully set out on page 49.

     - In 2003, the Group repurchased shares with a value of GBP204m and distributed GBP788m through the final dividend for 2002 and GBP461m through the interim dividend for 2003.

     - Equity shareholders' funds were GBP16.5bn at 31st December 2003 (31st December 2002: GBP15.2bn). The tier 1 capital ratio was 7.9% (31st December 2002: 8.2%). The average economic capital (excluding goodwill and capital held at Group centre) to support the Group's ongoing business requirements was approximately GBP10.9bn (2002: GBP10.2bn).

Business Performance Summary


     - Personal Financial Services operating profit excluding goodwill increased 11% to GBP967m (2002: GBP871m). Operating income was up 7% at GBP3,109m (2002: GBP2,919m). Operating expenses excluding goodwill rose 7% to GBP1,839m (2002: GBP1,714m), with almost two-thirds of the increase attributable to the pensions charge and higher strategic investment spend. The cost:income ratio was maintained at 59%. Provisions decreased 9% to GBP303m (2002: GBP334m) as both the portfolio and risk processes improved. Stronger lending and deposit volumes and active margin management helped drive income momentum. This was reinforced by broadly based operating income growth across the main businesses: general insurance up 32%; consumer finance up 15%; mortgages up 10%; and current accounts and savings up 2%. Income from independent financial advice fell 28%. The market share of net new mortgage lending in the UK was 2% (2002: 9%). The interest spread on new mortgage business increased. The number of Openplan customers in the UK grew to 2.6 million. Barclays branded savings was one of the leaders in new business generation with average deposits rising 19%.

     - Barclays Private Clients operating profit, excluding goodwill, for the ongoing business decreased 11% to GBP328m (2002: GBP368m). Profit before tax, excluding goodwill and exceptional items, fell 3% to GBP351m (2002: GBP360m). Barclays Private Clients business activity was impacted by significantly lower average equity markets and by lower average interest rates than in 2002, offset in part by a good performance in Spain. Operating income fell 4% to GBP1,350m (2002:
          GBP1,401m). Operating expenses excluding goodwill fell 1% to GBP991m (2002: GBP996m). The cost: income ratio was 73% (2002: 71%). The performance of Barclays Spanish business remained strong, with operating income rising 22% fuelled by further growth in Openplan mortgages and favourable exchange rate movements. This was before the contribution of Banco Zaragozano; GBP18m operating profit excluding goodwill. The acquisition of Banco Zaragozano was completed in mid July 2003. The acquisition of Charles Schwab Europe was completed in January 2003. The acquisition of Gerrard was completed in mid December 2003. The contribution from the closed life assurance activities was a loss of GBP77m (2002: loss GBP87m).

     - Barclaycard operating profit excluding goodwill increased 17% to GBP722m (2002: GBP615m), with strong business volumes driving income growth of 16% to GBP1,830m (2002: GBP1,582m). Operating expenses excluding goodwill rose 14% to GBP646m (2002: GBP565m) reflecting strong growth in business volumes, increased marketing activity and higher strategic investment expenditure. The cost: income ratio improved to 35% (2002: 36%). Provisions increased 15% to GBP462m (2002: GBP402m) in line with growth in the loan portfolio. Average UK extended credit balances grew 14% to GBP7.4bn (2002: GBP6.5bn). A record 1,547,000 customers (2002: 1,218,000) were recruited to Barclaycard in the UK during 2003. Barclaycard International made a profit of GBP4m (2002: loss GBP14m) with income growth of 48%. Average extended credit balances were 43% higher whilst Barclaycard International cards in issue rose to 1.42m (2002: 1.28m).

     - Business Banking operating profit excluding goodwill increased 7% to GBP1,308m (2002: GBP1,227m) reflecting loan volume growth and stable lending margins, the benefits of tight cost management and well controlled risk. Operating income grew 5% to GBP2,628m (2002:
          GBP2,514m), and reflected the impact of the implementation of the Competition Commission Inquiry transitional pricing remedy. Operating expenses excluding goodwill rose 1% to GBP1,071m (2002: GBP1,061m) and included cost savings realised in the back office. The cost:income ratio improved to 41% (2002: 42%). Provisions increased 10% to GBP249m (2002: GBP226m) in line with lending growth in the portfolio. The overall quality of the lending portfolio, as defined by risk grade, was maintained. Average lending balances increased 11% to GBP47.0bn and average deposit balances increased 5% to GBP46.2bn.

     - Barclays Africa operating profit excluding goodwill increased 27% to GBP113m (2002: GBP89m). Operating income was up 18% at GBP325m (2002:
          GBP275m), driven by strong lending growth in selected markets. Operating expenses excluding goodwill rose 16% to GBP185m (2002:
          GBP159m). The cost:income ratio improved to 57% (2002: 58%). Provisions were steady at GBP27m.

     -    Barclays  Capital  operating  profit  increased 35% to GBP782m  (2002:
          GBP580m).  Operating  income  grew  18% to a record  GBP2,652m  (2002:
          GBP2,238m), with secondary income up 17% and primary income up 16%. Average Daily Value at Risk (DVaR) was GBP26m (2002: GBP23m). Operating expenses rose 22% to GBP1,618m (2002: GBP1,324m) reflecting increased business as usual costs from higher business volumes and headcount growth, performance based revenue related costs and increased strategic investment spend. The cost: income ratio rose to 61% (2002: 59%). Provisions declined 25% to GBP252m (2002: GBP334m)
          reflecting continued improvements in the quality of the loan book and in the corporate credit environment. Market share grew; Barclays Capital progressed to 4th in the global all debt league table, from 5th in 2002, with US$199bn of debt issued for clients (2002:
          US$162bn).

     - Barclays Global Investors operating profit excluding goodwill increased 73% to GBP192m (2002: GBP111m). Operating income, predominantly fees and commissions, rose 22% to GBP672m (2002:
          GBP550m) reflecting growth in assets under management, good investment performance and increased higher margin business. Operating expenses excluding goodwill increased 9% to GBP480m (2002: GBP439m). The cost:income ratio improved to 71% (2002: 80%). Total assets under management at year-end were GBP598bn (31st December 2002: GBP462bn) including GBP67bn of net new assets acquired during the year.

Goals

     - Barclays achieved its primary goal, of top quartile total shareholder return relative to its peer group, for the four years ended 31st December 2003.

     - Cumulative economic profit for the four years ended 31st December 2003 was GBP5.3bn, 87% of the original goal of GBP6.1bn.

     - Cumulative annual cost savings for the four years ended 31st December 2003 were GBP1.26bn, 26% ahead of the GBP1bn goal.

     - For the year ended 31st December 2003, ongoing Woolwich integration synergies of GBP375m were achieved, relative to a target of GBP330m for the year. Barclays remains on track to achieve the target synergies of GBP400m per annum by the end of 2004.

     - Barclays will continue to use goals to drive business performance. The primary goal for the period 2004 to 2007 remains unchanged; to achieve top quartile total shareholder return relative to its global peer group. Based on current market valuations and forecasts, we estimate compound annual growth of economic profit in the range of 10% to 13% (GBP7.3bn to GBP7.8bn of cumulative economic profit) would be required over the goal period.

                              FINANCIAL HIGHLIGHTS

                                                              2003      2002 1
RESULTS                                                       GBPm        GBPm
-------
Net interest income                                          6,604       6,205
Non-interest income                                          5,807       5,122
Operating income                                            12,411      11,327
Operating expenses                                          (7,253)     (6,624)
Provisions for bad and doubtful debts                       (1,347)     (1,484)
Provisions for contingent liabilities and commitments            1          (1)
Operating profit                                             3,812       3,218
Profit / (loss) from joint ventures and associated
undertakings                                                    29         (10)
Exceptional items                                                4          (3)
Profit before tax                                            3,845       3,205
Profit after tax                                             2,769       2,250
Profit attributable to shareholders                          2,744       2,230
Economic profit                                              1,420       1,237

BALANCE SHEET
-------------
Shareholders' funds                                         16,473      15,201
Loan capital                                                12,339      11,537
Total capital resources                                     29,095      26,894
Total assets                                               443,361     403,062
Weighted risk assets                                       188,997     172,748

PER ORDINARY SHARE                                               p           p
------------------
Earnings                                                      42.3        33.7
Fully diluted earnings                                        42.1        33.4
Dividend                                                      20.5       18.35
Net asset value                                              251.0       231.2

PERFORMANCE RATIOS                                               %           %
------------------
Post-tax return on average shareholders' funds                16.9        14.7

CAPITAL RATIOS                                                   %           %
--------------
Equity Tier 1 ratio                                            6.5         6.6
Tier 1 ratio                                                   7.9         8.2
Risk asset ratio                                              12.8        12.8

GROUP YIELDS, SPREADS & MARGINS                                  %           %
-------------------------------
Gross yield                                                   4.92        5.35
Interest spread                                               2.33        2.42
Interest margin                                               2.61        2.75

ECONOMIC DATA
-------------
Period end - US$/GBP                                          1.78        1.61
Average - US$/GBP                                             1.64        1.50
Period end - EUR/GBP                                          1.41        1.54
Average - EUR/GBP                                             1.45        1.59
FTSE 100 index period end                                    4,477       3,940
FTSE 100 index period average                                4,051       4,599

1 Comparative figures have been restated consequent upon the change in accounting presentation detailed on page 50. Comparative figures have also been restated as a result of the change in accounting policy arising from the adoption of UITF Abstract 37, 'Purchases and sales of own shares'. The impact of the change of accounting policy is fully set out on page 49.

                              CHAIRMAN'S STATEMENT

Barclays had a successful 2003, delivering strong returns to our shareholders while continuing to invest in our staff, customer products and services, and contributing to the communities in which we work.

The economic picture was brighter in 2003. The UK economy made progress, growing at 2.1%, whilst repositioning away from consumption towards corporate investment, government spending and a stronger trade balance. The US economy embarked on a vigorous recovery, with uncertainties about the strength and durability of the recovery diminishing. There are signs at last that the Eurozone economy may be stabilising.

Financial markets also witnessed greater stability in 2003 - a welcome change following the volatility and depressed state of 2001 and 2002. As a result, confidence has improved.

We announced last October that Matthew W. Barrett will succeed me as Chairman at the end of 2004. Mr Barrett will be replaced as Group Chief Executive by John Varley who became Group Deputy Chief Executive on 1st January 2004.

Barclays has a strong management team to take the business forward. It is one of the key tasks of the Group Chief Executive to develop talent so that the organisation is well led at all levels. Mr Barrett has done an outstanding job in this regard.

A recurring theme in 2003 was the significant amount of senior management time that continued to be committed to regulation, compliance and governance. The final version of the revised Combined Code on Corporate Governance, which comes into effect for our 2004 reporting year, was a balanced document. Barclays welcomes the principles-based approach retained in the Combined Code, and the continuance of comply or explain. There will never be one set of prescriptive rules which can fit all companies in all countries in all circumstances.

Overall, we made much progress across a broad-based set of activities, and this positions Barclays strongly for the future. We are well-capitalised. We have a distinctive set of businesses. We have a high quality and experienced leadership team and loyal and dedicated staff. I am extremely grateful to them for their hard work in helping us achieve a successful 2003.


Sir Peter Middleton
Chairman

                       GROUP CHIEF EXECUTIVE'S STATEMENT

Our priorities in 2003 were to: drive profitable revenue growth; maintain tight cost control; retain our prudent and considered approach to risk management; and accelerate the execution of our strategic agenda.

These priorities were all met.

Financial performance was strong, with a record set of results. We achieved a 20% increase in profit before tax. Return on equity was 17% and earnings per share increased by 26%. Capital remained strong with a tier 1 ratio of 7.9%. Our long term credit rating continued to be AA/Aa1. We increased the dividend by 12%.

2003 marked the end of our four-year (2000 to 2003) goal performance cycle. At the outset the goals were communicated to shareholders. The primary goal of delivering top quartile total shareholder return relative to a global peer group 1 was achieved. Total shareholder return for the four-year cycle was 31%, resulting in a ranking of third out of twelve. This compared favourably to the 16% total average return for the peer group and with the decline of 28% for the FTSE 100 Index. A more complete report on performance versus all goals is outlined in the 'Group Performance Management' section on page 11.

1 Peer group for 2003: Abbey, ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche
  Bank, HBOS, HSBC, Lloyds TSB, Royal Bank of Scotland and Standard Chartered.

Four years ago we embarked on a strategy to become one of the world's top 10 banks. This has been achieved. We ranked 9th in the world by market capitalisation at the end of 2003. In achieving this, our primary focus was, and continues to be, on organic growth. A secondary focus was on in-fill acquisitions, joint ventures and strategic alliances to accelerate strategy execution for each of the businesses. The rate of corporate development activity has accelerated during this period with an increasingly strong track record in integration.

2003 was also a year where we continued to make good progress in advancing our strategic priorities. The highlights are summarised below.

Core UK Banking

2003 was an important year for Personal Financial Services (PFS), where the ongoing repositioning of the business resulted in stronger financial performance. Our three priorities for PFS in 2003 were to: deliver value to customers through more integrated banking; improve productivity; and improve the customer service to make Barclays easier to do business with.

We made improvements to the full range of consumer finance products and we are, as a result, much better placed to meet our customers' needs. The response from our customers has been positive and encourages us to accelerate our efforts. For example, the scale of demand for our new savings range pushed Barclays branded savings into a leading position in the UK market for new savings flow.

The Woolwich, now fully integrated within Barclays, has positioned us as a major player in the mortgage market. In 2003, this enabled us to deliver a good profit performance from the mortgage business while maintaining a commitment to prudent lending and developing attractive product features for customers. We extended the Openplan proposition, pioneered by The Woolwich, across the Barclays franchise. With 2.6 million customers already signed up in the UK, Openplan has become the spearhead of our strategy to deliver integrated banking services, where we reward customers who bring us more of their business.

Business Banking is our largest single business and operates in markets that are critical to wealth generation and job creation in the UK. It serves over 730,000 businesses, ranging from small businesses with turnover of less than GBP500,000 to large enterprises with turnover of greater than GBP10 million.

Business Banking delivered a strong financial performance in 2003, a clear indication that customers liked what we have been doing.

We broadened our products and services and increased our specialisation in the sectors we serve. We also maintained our focus on improving efficiency. Our risk management processes are integrated within the day-to-day business activity, which enables us to manage the overall portfolio in a prudent manner.

In October 2003, we announced the creation of UK Banking, which comprises most of PFS, Business Banking and most of UK Premier (previously managed within Barclays Private Clients). This new grouping, led by Roger Davis, will allow us to offer a more integrated service to our UK personal and business customers.

Global Businesses

Barclays has made good progress in executing its second strategic priority through its three distinctive global businesses - Barclaycard, Barclays Capital and Barclays Global Investors. Each is well placed for further rapid expansion and we have invested substantially over the last few years to develop differentiated business models and superior offerings for our customers and clients.

Barclaycard delivered another record year of results in 2003.

The business demonstrated attractive growth prospects in the UK market and overseas. Its strong focus on execution, innovation, and customer service, combined with a prudent approach to risk, provides competitive advantage. Barclaycard International achieved a full year profit for the first time. We plan to accelerate the rate of expansion in the international business. The strategic alliance with the Standard Bank of South Africa, announced in August 2003, and the launches into the Republic of Ireland and Portugal in January 2004, represent first steps. Also in January 2004 we brought together all Barclays UK consumer credit business and Barclaycard UK into a single management grouping for the first time. Barclaycard is led by Gary Hoffman.

Barclays Capital, our financing and risk management focused investment bank, had a record year.

Barclays Capital demonstrated that it can deliver earnings and growth on a sustained basis in variable market conditions. This performance was achieved while we invested heavily in product origination and distribution capabilities. We continued to diversify the product range and expanded into new geographies and attracted new clients.

Barclays Capital has an emphasis on financing and risk management that has been well received by clients around the world. In 2003 we saw good new issuance volumes and Barclays Capital achieved fourth position in the global all debt league table. The expansion in the US is particularly noteworthy, where our growing reputation earned us the lead in 49 dollar denominated bond issues for US clients compared to only one as recently as 2000. We achieved a top 10 ranking in the US investment grade corporate debt league table for the first time, more than doubling our market share. Barclays Capital is well placed to grow further.

Barclays Global Investors (BGI) had a record year and continued to be a global leader in the institutional investment management market.

BGI now has some US$1 trillion in assets under management and attracted over US$100 billion of net new assets in 2003, demonstrating that the strong investment performance, combined with its proven risk controlled asset allocation processes and quantitative methodologies, are attractive to clients. BGI's Global i-shares product range has been a great success and has catapulted BGI to number one in assets under management in the exchange traded funds (ETF) market in both the US and globally. BGI is known as the world's leading indexer. Less well known is that its advanced active business has over US$200 billion assets under management as it extended its successful investment philosophy and techniques to new areas. We have high expectations for the future.

In October 2003, we announced that Barclays Capital and BGI together would constitute Wholesale and Institutional, led by Bob Diamond, to accelerate the development of world class global businesses in these markets.

Wealth Management

Our third priority is to build a leading wealth management business in the UK and Europe. Despite the harsh climate of the last couple of years, this is an attractive business and its growth and development remains a strategic priority for Barclays. During 2003 we took steps to accelerate our progress, and in doing so to equip Barclays Private Clients (BPC) to bounce back as the environment for wealth management businesses worldwide improves. Our ability to offer customers a fully integrated service for both banking and investment management services means that we believe we are well placed for success. We started to see some early improvements in performance during the second half of 2003, which was accelerated by the acquisition of Charles Schwab Europe and latterly the acquisition of Gerrard. We expect to build on this base in 2004.

In addition, by moving our domestic mass affluent business, UK Premier, to UK Banking, we have refocused BPC on private banking, stockbroking, investment management and offshore banking. We are moving away from a model overly dominated by the domestic market to a global product model which has been successfully implemented in Barclays Capital, Barclays Global Investors and Barclaycard.

International Retail and Commercial Banking

The fourth strategic priority is to grow our presence in retail and commercial banking in selected overseas markets. In 2003, we built on our strong platform in Spain with the acquisition of Banco Zaragozano, more than doubling our branch network, our customer base and our assets, while creating attractive opportunities for in-market synergies. The Spanish market is one of the strongest in Europe and has a well-regulated and competitive banking sector with customers who value innovation and service.

In October 2003, we announced the creation of Private Clients and International, under the leadership of David Roberts, to accelerate growth of retail and commercial banking activities outside the UK - including our presence in Spain, France, Portugal, Italy, Egypt, Africa, and the Caribbean - and to build Barclays wealth management businesses.

Organisational Fitness

The final strategic priority is organisational fitness which, for us, encompasses all the key competencies essential to execute our strategy and deliver top quartile financial performance on a sustained basis. These include information technology, risk management, human resources, marketing, brand management, productivity and value based management disciplines. We believe that strong execution capabilities underpin superior performance.

Two examples worthy of note in the human resources area are our ground breaking new staff pension scheme, afterwork, and the agreement with our union partner UNIFI to manage the impact on employees of outsourcing. Both demonstrate our firm commitment to becoming an employer of choice without compromising our ability to drive the business forward.

We have adopted value-based decision making in everything that we do and at all levels in the business - from the development of strategy, to planning, risk management and reward systems. Overall we have benefited not just from more consistency and clarity in our strategic development, but also from a stronger sense of accountability throughout Barclays.

Committing to standards and goals has been an important element of the value-based management process. We believe in the galvanising effect of stretching goals, and they have served us well. It is no coincidence that cumulative economic profit for the goal period 2000 to 2003, while short of our original goal, was double the economic profit delivered over the prior four year period.

We have embraced another set of stretching goals for 2004 to 2007. Our primary aim, to achieve top-quartile total shareholder return, remains unchanged. In addition, we will continue to have economic profit and efficiency goals internally to support the value creation process. We believe that, given current and expected market conditions, a compound annual growth rate in economic profit in the range of 10% to 13%, which would translate into cumulative economic profit generation of GBP7.3 billion to GBP7.8 billion, will be required to deliver top quartile shareholder return over the 2004 to 2007 goal period. Delivering strong results on a sustained basis requires world class efficiency and all businesses will be expected to meet or exceed top quartile performance relative to comparable peers in their sector. We will continue to report progress relative to these goals regularly.

In summary, Barclays performed strongly in 2003. Our thanks go to our employees worldwide who have coped with continuous change, done more business with existing customers and acquired new customers. They have delivered improved services across the board to the customers we are privileged to serve.



Matthew W. Barrett
Group Chief Executive


                                   KEY FACTS
                                                              2003        2002
Number of UK branches                                        2,070       2,080
Number of overseas branches                                    846         499
Number of UK ATMs                                            3,850       3,900
Employees worldwide                                         74,800      74,700
Total customers registered for online banking                 4.5m        3.9m

UK OPENPLAN
-----------
Number of customers with Openplan from Woolwich               1.4m        1.2m
Number of customers with Openplan from Barclays               1.2m        0.8m
Total UK Openplan savings balances                       GBP21.6bn   GBP18.5bn
Total UK Openplan mortgage balances                      GBP28.7bn   GBP21.2bn

PERSONAL FINANCIAL SERVICES
---------------------------
Number of UK current accounts                                10.5m       10.5m
Number of UK savings accounts                                10.3m       10.2m
Total UK mortgage balances1                              GBP59.8bn   GBP57.8bn

BARCLAYS PRIVATE CLIENTS
------------------------
Total customer funds                                      GBP109bn     GBP85bn
Number of Openplan customers in Spain                       35,000      20,000
Average stockbroking deal volumes per day                    8,350       6,300

BARCLAYCARD
-----------
Number of Barclaycard UK customers                           10.6m        9.7m
Number of customers registered for online services            1.5m        1.1m
Number of retailer relationships                            86,000      85,000
Number of retailer transactions processed                    1.5bn       1.4bn
Number of Barclaycard International cards in issue           1.42m       1.28m

BUSINESS BANKING
----------------
Number of Business Banking customers                       732,000     727,000
Number of current accounts                                 743,000     731,000
Number of deposit accounts                                 401,000     405,000
Customers registered for online banking/BusinessMaster     285,000     288,000

BARCLAYS AFRICA
---------------
Number of customers accounts                                  1.5m        1.4m

BARCLAYS GLOBAL INVESTORS
-------------------------
Total assets under management                             GBP598bn    GBP462bn
Number of institutional clients                              2,500       2,300



BARCLAYS CAPITAL                        2003                    2002
----------------
                               League                   League
                                table    issuance        table      issuance
                             position       value     position         value
Global all debt                   4th    $199.3bn          5th      $162.2bn
European all debt                 3rd    $140.1bn          2nd      $116.4bn
All international bonds (all
currencies)                       8th    $103.8bn          9th       $73.7bn
All international bonds
(Euros)                           8th   EUR47.4bn          8th     EUR34.6bn
Sterling bonds                    1st   GBP15.9bn          1st     GBP13.2bn
US investment grade               8th      $9.0bn         13th        $3.5bn
corporate bonds

1 Total UK residential mortgage balances.


                             GROUP PERFORMANCE MANAGEMENT


Value Based Management

Barclays primary focus is to deliver superior value to its shareholders. To achieve this we use the principles of value based management (VBM) to develop strategy, allocate resources and manage performance.

In applying VBM principles Barclays has developed a disciplined fact-based approach to strategy development and business planning, which aims to build sustainable competitive advantage. Individual businesses generate alternative business strategies to facilitate the selection of the most appropriate value-maximising option. Our aim is to achieve profitable growth in all our businesses.

We use performance goals as an integral part of our value based management disciplines. These are designed to stretch the thinking and ambition of our businesses. Goals are set for four year periods to align with the planning processes described above. In 1999 we announced goals for the 2000 to 2003 period. This performance cycle has concluded and we have commenced a new cycle for the 2004 to 2007 period. The remainder of this section provides a summary of our performance for the first performance cycle and details of the goals for the 2004 to 2007 period.

Performance relative to the 2000 to 2003 goal period

At the end of 1999, Barclays set a series of four year performance goals for the period 2000 to 2003 inclusive. The primary goal was to achieve top quartile total shareholder return (TSR) relative to a peer group1 of financial services companies. TSR is defined as the value created for shareholders through share price appreciation, plus re-invested dividend payments.

1 Peer group for 2003 remained unchanged from 2002: Abbey, ABN Amro, BBVA, BNP
  Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, Lloyds TSB, Royal Bank of Scotland and Standard Chartered.

For the four years from 31st December 1999 to 31st December 2003, Barclays was positioned third within its peer group, thereby achieving its primary goal of top quartile TSR performance.

In addition, a set of secondary goals were used to support the achievement of the primary TSR goal.

The first supporting goal was to double the absolute value of a hypothetical GBP100 invested in Barclays over the four year period from the end of 1999. At the time of setting the goals, analysis of financial services companies who had delivered top quartile TSR performance historically indicated that this level of value creation would be required for Barclays to be in the top quartile of its peer group.

Therefore, a hypothetical GBP100 invested in Barclays at the end of 1999, should have been worth GBP200 by 31st December 2003. However, the hypothetical GBP100 investment would have been worth GBP131. This compared favourably with a corresponding hypothetical investment in a basket of shares made up of the Barclays peer group which would have been worth GBP116 on 31st December 2003, while the same investment in the FTSE 100 Index would have fallen to GBP72.

The second supporting goal was to double economic profit2 over the period. At the time of setting the goals, we believed that we would be required to deliver GBP6.1bn of cumulative economic profit for the period 2000 to 2003 inclusive to achieve our primary TSR goal.

2 Economic profit is defined as profit after tax and minority interests plus certain gains (and losses) reported within the statement of total recognised gains and losses where they arise from the Group's business activities and which are in respect of transactions with third parties, less a charge for the cost of average shareholders' funds (which includes purchased goodwill). The cost of average shareholders' funds is calculated using the capital asset pricing model (CAPM). The cost of equity comprises primarily three components: the equity risk premium; the market beta; and the risk free rate.

Economic profit for 2003 was GBP1.4bn, which, added to the GBP3.9bn generated between 2000-2002 inclusive, delivered a cumulative total of GBP5.3bn for the goal period.

The breakdown of economic profit performance is shown below:


                                                               2003       2002
                                                               GBPm       GBPm
                                                           --------   --------
Profit after tax and minority interests                       2,744      2,230
Goodwill amortisation                                           265        254
Tax credit on goodwill                                           (7)        (5)
Goodwill relating to associated undertakings                      7          1
Goodwill on disposals                                             -         10
                                                           --------   --------

Profit after tax and minority interests
excluding goodwill amortisation                               3,009      2,490

(Loss) / Gain on disposal recognised in the statement
of total recognised gains and losses                             (4)       206
                                                           --------   --------
                                                              3,005      2,696
                                                           --------   --------
Average shareholders' funds including
average historical
goodwill 1                                                   17,135     15,812
Post tax cost of equity                                         9.5%       9.5%
                                                           --------   --------

Cost of average shareholders' funds
including average historical goodwill 2                      (1,585)    (1,459)
                                                           --------   --------
Economic profit                                               1,420      1,237
                                                           --------   --------


The third supporting goal was focused on improving cost management. This goal was to reduce the annual run rate of Group costs by GBP1bn over the four year period to the end of 2003 thereby absorbing the impact of inflation and volume related growth during the period.

Between 2000 and 2002 inclusive, GBP910m of savings were achieved. During 2003, a further GBP355m of savings were achieved, creating a cumulative total of GBP1.26bn. Therefore at the end of the four year period, Barclays exceeded its GBP1bn goal by 26%.

1 The difference between the average shareholders' funds (excluding minority interests) of GBP16,243m and that reported above represents cumulative goodwill amortisation charged and goodwill previously written off to reserves.
2    The cost  includes  a charge  for  purchased  goodwill  of  GBP442m  (2002:
     GBP398m). A post-tax cost of equity of 8.5% has been used for goodwill associated with the acquisition of Woolwich plc. A post-tax cost of equity of 9.5% has been used for all other goodwill. The post tax cost of equity is unchanged for 2004.

Performance Goals for the 2004 to 2007 period

Barclays will continue to use goals to drive performance. Our primary goal, to achieve top quartile total shareholder return, remains unchanged from the prior goal period. The peer group1 has been reviewed to ensure it aligns with our business mix and the scale of our ambition.

In addition, we will continue to use supporting goals. Economic profit will remain the key internal financial measure.

Based on current market valuations and forecasts, we estimate that a compound annual growth rate of economic profit in the range of 10% to 13% (GBP7.3bn to GBP7.8bn of cumulative economic profit) would be required to deliver top quartile shareholder return over the 2004 to 2007 period.

A second supporting goal is to continue to improve productivity. World class productivity is an important contributor to sustaining strong performance. All businesses are expected to meet or exceed top quartile productivity performance relative to comparable peers within their sector.

We will continue to report progress relative to goals on a regular basis.

1 There are two changes to the peer group for 2004 relative to 2003: Abbey and Standard Chartered have been removed and replaced with JP Morgan Chase and UBS. The complete peer group for 2004 is ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, JP Morgan Chase, Lloyds TSB, Royal Bank of Scotland and UBS.

                               SUMMARY OF RESULTS

RECONCILIATION OF PROFIT BEFORE TAX EXCLUDING GOODWILL
AMORTISATION AND EXCEPTIONAL ITEMS


                                                              2003       2002
                                                              GBPm       GBPm
Personal Financial Services                                    973        874
Barclays Private Clients
          - ongoing business                                   351        360
          - closed life assurance activities                   (77)       (87)
Barclaycard                                                    724        611
Business Banking                                             1,311      1,225
Barclays Africa                                                113         89
Barclays Capital                                               783        581
Barclays Global Investors                                      191        110
Head office functions and other operations                    (256)      (300)
                                                          --------   --------
Profit before tax excluding goodwill amortisation
and exceptional items                                        4,113      3,463
Exceptional items                                                4         (3)
                                                          --------   --------
Profit before tax, excluding goodwill amortisation           4,117      3,460
Goodwill relating to associated undertakings                    (7)        (1)
Goodwill amortisation                                         (265)      (254)
                                                          --------   --------
Profit before tax                                            3,845      3,205
                                                          --------   --------


TOTAL ASSETS AND WEIGHTED RISK ASSETS

                                 Total assets           Weighted risk assets
                                 2003        2002 1         2003         2002
                                 GBPm          GBPm         GBPm         GBPm
Personal Financial Services    74,786        71,871       42,426       41,100
Barclays Private Clients
         - ongoing             20,529        13,087       15,129       11,707
         - closed life
           assurance
           activities             528           929            -            6
Barclaycard                    12,278        10,669        9,806       10,005
Business Banking               52,112        47,315       54,964       50,449
Barclays Africa                 3,051         2,632        2,225        1,892
Barclays Capital              263,169       236,468       61,285       53,496
Barclays Global Investors         533           494        1,137          666
Head office functions and
other operations                3,892         8,379        2,025        3,427
Goodwill                        4,406         3,934            -            -
Retail life-fund assets         8,077         7,284            -            -
                             --------      --------     --------     --------
                              443,361       403,062      188,997      172,748
                             --------      --------     --------     --------


1 Restated for changes in accounting policy and presentation. See pages 49 and 50.

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT


                                                               2003       2002
                                                               GBPm       GBPm
Interest receivable                                          12,427     12,044
Interest payable                                             (5,823)    (5,839)
                                                           --------   --------
Net interest income                                           6,604      6,205
                                                           --------   --------
Net fees and commissions receivable                           4,263      3,925
Dealing profits                                               1,054        833
Other operating income                                          490        364
                                                           --------   --------
Total non-interest income                                     5,807      5,122
                                                           --------   --------
Operating income                                             12,411     11,327
                                                           --------   --------
Administration expenses - staff costs                        (4,295)    (3,755)
Administration expenses - other                              (2,404)    (2,312)
Depreciation                                                   (289)      (303)
Goodwill amortisation                                          (265)      (254)
                                                           --------   --------
Operating expenses                                           (7,253)    (6,624)
                                                           --------   --------
Operating profit before provisions                            5,158      4,703
Provisions for bad and doubtful debts                        (1,347)    (1,484)
Provisions for contingent liabilities and commitments             1         (1)
                                                           --------   --------
Operating profit                                              3,812      3,218
Profit / (loss) from joint ventures and associated
undertakings                                                     29        (10)
Exceptional items                                                 4         (3)
                                                           --------   --------
Profit on ordinary activities before tax                      3,845      3,205
Tax on profit on ordinary activities                         (1,076)      (955)
                                                           --------   --------
Profit on ordinary activities after tax                       2,769      2,250
Minority interests (equity and non-equity)                      (25)       (20)
                                                           --------   --------
Profit for the financial year attributable
to the members of Barclays PLC                                2,744      2,230
Dividends                                                    (1,340)    (1,206)
                                                           --------   --------
Profit retained for the financial year                        1,404      1,024
                                                           --------   --------

Earnings per ordinary share                                    42.3p      33.7p
Fully diluted earnings per share                               42.1p      33.4p

Post tax return on average shareholders' funds                 16.9%      14.7%

Dividends per ordinary share:
Interim                                                        7.05p      6.35p
Final (payable 30th April 2004)                               13.45p     12.00p


                           CONSOLIDATED BALANCE SHEET

                                                               2003       2002
                                                                      restated
Assets:                                                        GBPm       GBPm
Cash and balances at central banks                            1,726      2,032
Items in course of collection from other banks                2,006      2,335
Treasury bills and other eligible bills                       7,177      7,645
                                                           --------   --------
Loans and advances to banks - banking                        17,254     15,369
                            - trading                        44,670     42,805
                                                           --------   --------
                                                             61,924     58,174
                                                           --------   --------
Loans and advances to customers - banking                   167,858    157,222
                                - trading                    58,961     45,176
                                                           --------   --------
                                                            226,819    202,398
Debt securities                                              97,393     94,229
Equity shares                                                 7,859      3,129
Interests in joint ventures and associated undertakings         428        455
Intangible fixed assets - goodwill                            4,406      3,934
Tangible fixed assets                                         1,790      1,626
Other assets                                                 23,756     19,821
                                                           --------   --------
                                                            435,284    395,778
Retail life-fund assets attributable to policyholders         8,077      7,284
                                                           --------   --------
Total assets                                                443,361    403,062
                                                           --------   --------

Liabilities:
                                                           --------   --------
Deposits by banks - banking                                  57,641     48,751
                  - trading                                  36,451     38,683
                                                           --------   --------
                                                             94,092     87,434
                                                           --------   --------
Customer accounts - banking                                 155,814    144,078
                  - trading                                  29,054     27,420
                                                           --------   --------
                                                            184,868    171,498
Debt securities in issue                                     49,569     45,885
Items in course of collection due to other banks              1,286      1,416
Other liabilities                                            76,374     62,651
Undated loan capital - convertible to preference shares           -        310
Undated loan capital - non-convertible                        6,310      6,368
Dated loan capital - convertible to preference shares            17         11
Dated loan capital - non-convertible                          6,012      4,848
                                                           --------   --------
                                                            418,528    380,421
                                                           --------   --------

Minority interests and shareholders' funds:
Minority interests: equity                                      283        156
                                                           --------   --------
Called up share capital                                       1,642      1,645
Reserves                                                     14,831     13,556
                                                           --------   --------
Shareholders' funds: equity                                  16,473     15,201
                                                           --------   --------
                                                             16,756     15,357
                                                           --------   --------
                                                            435,284    395,778
Retail life-fund liabilities attributable to policyholders    8,077      7,284
                                                           --------   --------
Total liabilities and shareholders' funds                   443,361    403,062
                                                           --------   --------

                                FINANCIAL REVIEW

Results by nature of income and expense

Net interest income                                   2003                2002
                                                      GBPm                GBPm
Interest receivable                                 12,427              12,044
Interest payable                                    (5,823)             (5,839)
                                                  --------            --------
                                                     6,604               6,205
                                                  --------            --------

Group net interest income increased by 6% to GBP6,604m, reflecting growth in balances which more than offset a 14 basis point fall versus 2002 in the Group net interest margin to 2.61%
(2002: 2.75%).

The Group net interest margin of 2.61% (2002: 2.75%) includes 0.48% (2002:
0.55%) arising from the benefit of free funds. A component of the benefit of free funds is the hedge against short term interest rate movements. The contribution of the hedge in 2003 was 0.19% (2002: 0.22%).

Average interest earning assets increased by 12% to GBP253bn (2002: GBP225bn), primarily due to a GBP9bn increase in average loans and advances to customers, largely in Personal Financial Services, Barclaycard and Business Banking and an GBP18bn increase in average holdings of debt securities balances, predominantly in Barclays Capital.

Domestic  average  interest  earning assets  increased by 7% to GBP162bn  (2002:
GBP152bn), predominantly driven by the GBP5bn increase in Business Banking average lending balances and a GBP4bn increase in average mortgage balances in Personal Financial Services. International average interest earning assets increased by 23% to GBP90bn (2002: GBP73bn), primarily driven by an increase in Barclays Capital wholesale activities.

The 14 basis points fall in the Group net interest margin was primarily attributable to a fall in the international net interest margin and a change in the mix of both assets and liabilities.

The domestic net interest margin rose by 3 basis points to 3.64% (2002: 3.61%), reflecting active management of margins across the UK businesses in competitive market conditions. Net interest margin improved relative to 2002 in mortgages and consumer finance and remained stable in retail savings and corporate lending.

The reduction of 19 basis points in the international margin was mainly as a result of an increase in higher quality assets in Barclays Capital, the conversion to associate status of the Caribbean business, a change in the currency mix of the portfolio and the general fall in global interest rates.

Yields, spreads and margins - banking business 1


                                                         2003            2002
Gross yield 2                                               %               %
Group                                                    4.92            5.35
Domestic                                                 5.57            5.97
International                                            3.75            4.06

Interest spread 3
Group                                                    2.33            2.42
Domestic                                                 3.28            3.22
International                                            0.68            0.80

Interest margin 4
Group                                                    2.61            2.75
Domestic                                                 3.64            3.61
International                                            0.77            0.96

Average UK base rate                                     3.69            4.00

1 Domestic business is conducted primarily in the UK in Sterling. International business is conducted primarily in foreign currencies. In addition to the business carried out by overseas branches and subsidiaries, international business is transacted in the UK by Barclays Capital.

  The yields, spreads, and margins shown above exclude non-margin related items, including profits and losses on the repurchase of loan capital and the unwinding of the discount on vacant leasehold property provisions.

2 Gross yield is the interest rate earned on average interest earning assets.

3 Interest spread is the difference between the interest rate earned on average interest earning assets and the interest rate paid on average interest bearing liabilities.

4 Interest margin is net interest income as a percentage of average interest earning assets.

Average interest earning assets and liabilities - banking business


                                                           2003          2002
Average interest earning assets                            GBPm          GBPm
Group                                                   252,737       225,178
Domestic                                                162,434       151,810
International                                            90,303        73,368

Average interest bearing liabilities
Group                                                   224,778       199,708
Domestic                                                136,939       130,045
International                                            87,839        69,663

Net fees and commissions

                                                           2003          2002
                                                           GBPm          GBPm
Fees and commissions receivable                           4,896         4,454
Less: fees and commissions payable                         (633)         (529)
                                                       --------      --------
                                                          4,263         3,925
                                                       --------      --------

Group net fees and commissions increased by GBP338m (9%) to GBP4,263m, reflecting increases in most businesses, partially offset by a reduction in Barclays Private Clients.

In Personal Financial Services, net fees and commissions increased 1% (GBP8m) to GBP802m (2002: GBP794m). Underlying this were good performances from fee based current accounts and consumer finance, largely offset by continued weakness in the independent financial advisor (IFA) business.

In Barclays Private Clients, net fees and commissions decreased 13% (GBP79m) to GBP515m (2002: GBP594m). This reflected the impact of lower average equity market levels in 2003 on sales of investment products and on fund management fees, together with the absence of the contribution from the Caribbean business. The average level of the FTSE 100 Index was 12% lower than in the prior year at 4,051 (2002: 4,599). Fee income improved significantly in the second half of 2003, reflecting volume growth and the recovery in equity markets towards the year-end. Average daily deal volumes in UK retail stockbroking, including Charles Schwab Europe, increased to 8,350 (2002: 6,300). The stockbroking business maintained its leading UK position with a 19% (2002: 12%) market share of client order business.

In Barclaycard, net fees and commissions increased 14% (GBP97m) to GBP793m (2002: GBP696m), as a result of higher cardholder activity and good volume growth within the merchant acquiring business.

In Business Banking, net fees and commissions increased 7% (GBP61m) to GBP925m (2002: GBP864m), driven by lending related fees which rose strongly, reflecting the growth in the balance sheet. Foreign exchange commission income grew due to increased business volumes. Money transmission income fell as a result of the alternative offer made in response to the Competition Commission Inquiry transitional pricing remedy and the targeted migration of transactions to electronic channels.

Net fees and  commissions in Barclays Africa rose 17% (GBP19m) to GBP133m (2002:
GBP114m), reflecting growth in fee based services, treasury profits and the impact of the acquisition of BNPI Mauritius in 2002.

In Barclays Capital, net fees and commissions increased 16% (GBP74m) to GBP537m (2002: GBP463m), with good performances across the Credit businesses.

In Barclays Global Investors, net fees and commissions increased 23% (GBP124m) to GBP662m (2002: GBP538m), reflecting good income generation across a diverse range of products, distribution channels and geographies. The increase was largely driven by growth of investment management fees. These resulted from strong net new sales, growth in the sales of higher margin products, good investment performance and the recovery in equity markets towards the year-end, which more than compensated for the adverse impact of foreign exchange translation movements. Actively managed assets now generate over 60% of management fees and over 50% of total income. Securities lending income growth was good, benefiting from higher volumes.

Dealing profits


                                                        2003              2002
                                                        GBPm              GBPm
Rates related business                                   909               876
Credit related business                                  145               (43)
                                                    --------          --------
                                                       1,054               833
                                                    --------          --------


Almost all the Group's dealing profits are generated in Barclays Capital.

Dealing profits grew 27% to GBP1,054m, driven by significant growth in client transaction volumes, particularly in continental Europe. The strong performances in the Credit businesses, principally in corporate bonds, were due to credit spreads tightening in the secondary bond markets. The growth in Rates related businesses reflected good results from equity related activities and money markets. Fixed income, foreign exchange and commodities continued to make good contributions.

Total foreign exchange income was GBP498m (2002: GBP496m) and consisted of revenues earned from both retail and wholesale activities. The foreign exchange income earned on customer transactions by Personal Financial Services, Barclays Private Clients, Barclaycard, Business Banking, Barclays Africa and Barclays Global Investors, both externally and with Barclays Capital, is reported in those business units, within fees and commissions.

Other operating income


                                                             2003        2002
                                                             GBPm        GBPm
Premium income on insurance underwriting                      264         178
Profits on disposal of investment securities                   73          58
Income from the long term assurance business                  (33)        (51)
Property rentals                                               15          20
Dividend income from equity shares                              6           7
Other income                                                  165         152
                                                         --------    --------
                                                              490         364
                                                         --------    --------

Other operating income increased by GBP126m (35%) to GBP490m (2002: GBP364m).

Premium  income on  insurance  underwriting  rose by GBP86m  to  GBP264m  (2002:
GBP178m) as a result of a good increase from consumer lending activities, a favourable claims experience and a one off income gain of GBP43m resulting from an adjustment to insurance reserves.

Profits on disposal of investment securities primarily reflects realisations in the private equity business within Barclays Capital.

The substantial majority of the Group's long term assurance activity is based in the UK. This UK business, which closed to new business following the Legal & General alliance in 2001, was the main contributor to the loss of GBP33m for 2003 and the losses experienced in 2002.

Income from the long term assurance business reflects an investment gain compared to a loss in 2002 and increased income from the ongoing life business. These were partially offset by a reduction in the benefit of actuarial assumptions and other movements and the costs of redress for customers in respect of sales of endowment policies of GBP95m (2002: GBP19m).

Operating expenses

The Group manages core costs on the basis of three distinct categories: strategic investment, revenue related and business as usual. In addition, goodwill amortisation, restructuring costs and Woolwich integration costs are reported separately.

Costs are allocated to individual categories based on the following definitions:

Strategic investment costs relate to the development costs of an investment project which has either or both of the following features:

- it generates or enables new revenue streams or definable growth in a revenue stream; or
-     it generates or enables reduced costs.

Strategic investment costs exclude restructuring costs, integration costs and project operating costs.

Revenue related costs are those costs which are directly associated with a corresponding change in revenues or profit. An increase or decrease in revenues or profits will usually lead to an increase or decrease in these costs.

Business as usual costs are those costs not classified as strategic investment or revenue related. This category includes operating costs of live strategic projects, other project costs not classified as strategic and volume related costs which are not revenue related.

Acquisitions and disposals costs are those expenses incurred in 2003 and 2002 by those businesses that were purchased or sold by the Group in 2003 or 2002. These comprise business as usual costs, revenue related costs and strategic investment costs.

Restructuring costs are those costs associated with the ongoing reorganisation and restructuring of the Group's operations as part of its cost reduction initiatives.

Woolwich integration costs are in respect of projects and initiatives associated with the acquisition of Woolwich plc and include expenditure to achieve cost savings and revenue synergies.

Based on the definitions on page 22, the Group's costs are summarised in the following table:


                                                         2003             2002
                                                         GBPm             GBPm
Business as usual costs                                 5,218            4,885
Revenue related costs                                     982              730
Strategic investment costs                                392              381
Acquisitions and disposals                                137              107
Restructuring costs                                       209              187
Goodwill amortisation                                     265              254
Woolwich integration costs                                 50               80
                                                     --------         --------
                                                        7,253            6,624
                                                     --------         --------


Operating expenses rose 9% to GBP7,253m (2002: GBP6,624m).

Business as usual costs rose 7% (GBP333m) to GBP5,218m (2002: GBP4,885m). The majority of the increase, GBP200m, was attributable to the year-on-year impact arising from the move to a pensions charge (GBP128m) from a pensions credit (GBP72m) in 2002 in respect of the Group's main UK pension schemes.

In addition, business as usual costs reflected higher business volumes and the impact of continued investment in Personal Financial Services, Barclays Capital, Barclaycard and Barclays Africa. Barclays Private Clients business as usual costs were broadly in line with the prior year. Business as usual costs were lower in Business Banking and Barclays Global Investors.

Revenue related costs rose 35% (GBP252m) to GBP982m (2002: GBP730m), driven largely by increased performance related payments primarily in Barclays Capital and Barclays Global Investors.

Strategic investment costs increased 3% (GBP11m) to GBP392m (2002: GBP381m). Strategic investment in the second half of the year was considerably higher than in the first half.

Acquisitions and disposals costs reflect the acquisition of Banco Zaragozano, Charles Schwab Europe and Clydesdale Financial Services in 2003, the acquisition of Monument in 2002 and the restructuring of the Caribbean business in 2002.

Administrative expenses - staff costs


                                                            2003         2002
                                                            GBPm         GBPm
Salaries and accrued incentive payments                    3,441        3,159
Social security costs                                        278          240
Pension costs                                                180          (27)
Post-retirement health care                                   19           15
Other staff costs                                            377          368
                                                        --------     --------
                                                           4,295        3,755
                                                        --------     --------

                                                            2003         2002
Number of staff at period end:1
Personal Financial Services2                              25,800       27,200
Barclays Private Clients3                                 13,000       10,700
Barclaycard4                                               5,300        4,700
Business Banking5                                          9,000        9,700
Barclays Africa6                                           6,800        7,500
Barclays Capital                                           5,700        5,500
Barclays Global Investors                                  2,000        2,100
Head office functions and other operations7                7,200        7,300
                                                        --------     --------
Total Group permanent and contract staff worldwide        74,800       74,700
Temporary and agency staff worldwide                       4,100        3,700
                                                        --------     --------
Total including temporary and agency staff                78,900       78,400
                                                        --------     --------

1 Staff numbers are on a full time equivalent basis. UK permanent and contract staff totalled 58,000 (31st December 2002: 59,000).
2 Staff numbers decreased since 31st December 2002 by 1,400, as a result of a number of productivity initiatives.
3 The increase in staff numbers includes 3,500 staff arising from the acquisition of Charles Schwab Europe, Banco Zaragozano and Gerrard, partially offset by restructuring initiatives (1,200).
4 Includes 200 staff arising from the acquisition of Clydesdale Financial Services and the recruitment of an additional 500 staff in Barclaycard, partially offset by restructuring initiatives (100).
5 Staff numbers decreased since 31st December 2002 by 700 due to a number of restructuring initiatives.
6 The decrease in staff numbers is due to a number of restructuring initiatives mainly within the Kenyan, Zambian and Zimbabwean operations.
7 Staff numbers include staff undertaking certain activities which support the operating business and provide central information technology services, whose costs are predominantly passed on to the businesses.

Staff costs

Staff costs increased by 14% to GBP4,295m (2002: GBP3,755m).

Salaries and accrued incentive payments increased by 9% (GBP282m) to GBP3,441m (2002: GBP3,159m) reflecting increased performance related payments primarily within Barclays Capital and Barclays Global Investors.

Pension costs comprise all UK and international pension schemes. Included in the costs is the charge of GBP128m (2002: GBP72m credit) in respect of the Group's main UK pension schemes.

Permanent and contract staff numbers increased by 100 during 2003. The implementation of restructuring programmes resulted in a decrease of 4,400 staff. This was more than offset by an increase of 3,700 staff from the acquisitions of Charles Schwab Europe, Clydesdale Financial Services, Banco Zaragozano and Gerrard and the recruitment of an additional 500 staff in Barclaycard and 300 staff elsewhere.

Administrative expenses - Other


                                                             2003         2002
                                                             GBPm         GBPm
Property and equipment expenses
Hire of equipment                                               8           12
Property rentals                                              184          180
Other property and equipment expenses                         901          793
                                                         --------     --------
                                                            1,093          985
Other administrative expenses
Stationery, postage and telephones                            311          294
Advertising and market promotion                              237          238
Travel, accommodation and entertainment                       145          136
Subscriptions and publications                                 91           86
Sundry losses, provisions and write-offs                      128          121
Consultancy fees                                               56           85
Professional fees                                             159          161
Other expenses                                                184          206
                                                         --------     --------
                                                            1,311        1,327
                                                         --------     --------
                                                            2,404        2,312
                                                         --------     --------

Administrative  expenses  -  Other  rose  by 4%  (GBP92m)  to  GBP2,404m  (2002:
GBP2,312m). Property and equipment expenses increased by 11% (GBP108m) to GBP1,093m as a result of increased outsourced processing, information technology costs, and property repairs and maintenance.

Other administrative expenses were broadly flat at GBP1,311m (2002: GBP1,327m). Increases across a number of expense categories reflected higher business activity and were more than offset by reductions in a number of other categories including consultancy spend and other expenses.

Depreciation


                                                         2003             2002
                                                         GBPm             GBPm
Property depreciation                                      93               93
Equipment depreciation                                    196              198
Loss on sale of equipment                                   -               12
                                                     --------         --------
                                                          289              303
                                                     --------         --------

Goodwill amortisation
                                                         2003             2002
                                                         GBPm             GBPm
Woolwich                                                  206              206
Other                                                      59               48
                                                     --------         --------
                                                          265              254
                                                     --------         --------

Provisions for bad and doubtful debts

                                                         2003             2002
                                                         GBPm             GBPm
The charge for the year in respect of
bad and doubtful debts comprises:

Specific provisions
New and increased                                       1,628            1,719
Releases                                                 (195)            (127)
Recoveries                                               (113)            (106)
                                                     --------         --------
                                                        1,320            1,486
General provision charge / (release)                       27               (2)
                                                     --------         --------
Net charge                                              1,347            1,484
                                                     --------         --------

The net charge for the year in respect of bad and doubtful debts comprises:

Transition businesses                                      23              124
Other                                                   1,324            1,360
                                                     --------         --------
Net charge                                              1,347            1,484
                                                     --------         --------

Total provisions for bad and doubtful
debts at end of the year comprise:

Specific provisions                                     2,233            2,261
General provisions                                        795              737
                                                     --------         --------
                                                        3,028            2,998
                                                     --------         --------

Provisions fell 9% (GBP137m) to GBP1,347m (2002: GBP1,484m). Provisions excluding the impact of Transition Businesses, mainly Argentina in 2002, fell 3% (GBP36m) to GBP1,324m (2002: GBP1,360m). The Group's provisions charge improved significantly to 0.73% (2002: 0.85%) of average banking loans and advances.

Business Banking provisions increased broadly in line with portfolio growth. Provisions fell in Barclays Capital reflecting the ongoing improvement in the loan book and the continued recovery in the large corporate credit environment.

Provisions fell in Personal Financial Services with an improvement in the quality of the loan portfolio and improved risk management. The reduction occurred in the unsecured lending portfolio. Provisions for mortgages remained very small. Barclaycard provisions increased in line with continued portfolio growth.

The year-end general provision stock increased by 8% (GBP58m) to GBP795m (31st December 2002: GBP737m).

Profit /(loss) from joint ventures and associated undertakings


                                                             2003         2002
                                                             GBPm         GBPm

Profit/(loss) from joint ventures                               1           (5)
Profit/(loss) from associated undertakings                     28           (5)
                                                         --------     --------
                                                               29          (10)
                                                         --------     --------

The majority of the profit from associated undertakings for the year relates to the investment in FirstCaribbean (including goodwill amortisation of GBP7m).

Exceptional items


                                                             2003         2002
                                                             GBPm         GBPm
Profit on disposal of Group undertakings                        4            8
Loss on termination of Group activities                         -          (11)
                                                         --------     --------
                                                                4           (3)
                                                         --------     --------

Tax

The charge for the year is based upon a UK corporation tax rate of 30% for the calendar year 2003 (2002: 30%). The effective rate of tax was 28.0% (2002:
29.8%). The decrease in the tax rate was primarily due to the beneficial effects of lower tax on overseas income, recognition of agreed capital gains tax losses and certain non-taxable gains, partially offset by the absence of tax relief on goodwill.

Earnings per ordinary share


                                                                2003      2002
Profit for the financial year attributable to
the members of Barclays PLC                                GBP2,744m GBP2,230m

Basic weighted average number of ordinary shares in issue     6,483m    6,626m
Add: potential ordinary shares                                   31m       47m
                                                            --------  --------
Diluted weighted average number of shares                     6,514m    6,673m
                                                            --------  --------

Earnings per ordinary share                                    42.3p     33.7p

Fully diluted earnings per ordinary share                      42.1p     33.4p


Dividends on ordinary shares

The Board has decided to pay, on 30th April 2004, a final dividend for the year ending 31st December 2003 of 13.45p per ordinary share, for shares registered in the books of the Company at the close of business on 27th February 2004. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2004/2005 tax year in mid-October 2004.

For qualifying US and Canadian resident ADR holders, the final dividend of 13.45p per ordinary share becomes 53.8p per ADS (representing four shares). The ADR depositary will mail the dividend on 30th April 2004 to ADR holders on the record on 27th February 2004.

For qualifying Japanese shareholders, the final dividend of 13.45p per ordinary share will be distributed in mid-May to shareholders on the record on 27th February 2004.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they do not live in or are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to: The Plan Administrator to Barclays, The Causeway, Worthing BN99 6DA; or by phoning 0870 609 4535. The completed form should be returned to The Plan Administrator on or before 7th April 2004 for it to be effective in time for the payment of the final dividend on 30th April 2004. Shareholders who are already in the plan need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator.

Balance Sheet

Capital resources


                                                   2003                   2002
                                                                      restated
                                                   GBPm                   GBPm
Shareholders' funds                              16,473                 15,201
Minority interests                                  283                    156
                                               --------               --------
                                                 16,756                 15,357
Loan capital                                     12,339                 11,537
                                               --------               --------
                                                 29,095                 26,894
                                               --------               --------

Total capital resources increased in the year by GBP2,201m.

Equity shareholders' funds increased by GBP1,272m reflecting profit retentions of GBP1,404m, net proceeds of share issues of GBP149m, offset by share repurchases of GBP204m, exchange rate losses of GBP29m, shares issued to QUEST of GBP36m and other movements of GBP12m.

Loan capital rose by GBP802m reflecting raisings of GBP1,926m, partially offset by redemptions of GBP974m, exchange rate movements of GBP146m and amortisation of issue expenses of GBP4m.

Capital ratios

Weighted risk assets and capital resources, as defined for supervisory purposes by the Financial Services Authority, comprise:


                                                             2003         2002
Weighted risk assets:                                                 restated
Banking book                                                 GBPm         GBPm
        on-balance sheet                                  133,816      128,691
        off-balance sheet                                  22,987       21,999
Joint ventures and associated undertakings                  2,830        3,065
                                                         --------     --------
Total banking book                                        159,633      153,755
                                                         --------     --------

Trading book
        Market risks                                       13,861        7,988
        Counterparty and settlement risks                  15,503       11,005
                                                         --------     --------
Total trading book                                         29,364       18,993
                                                         --------     --------
Total weighted risk assets                                188,997      172,748
                                                         --------     --------

Capital resources:
Tier 1
Called up share capital                                     1,642        1,645
Less: own shares                                               (6)          (3)
                                                         --------     --------
                                                            1,636        1,642
Eligible reserves                                          14,663       13,408
Minority interests - equity                                   637          522
Reserve capital instruments 1                               1,705        1,771
Tier one notes1                                               960        1,019
Less: goodwill                                             (4,607)      (4,158)
                                                         --------     --------
Total qualifying tier 1 capital                            14,994       14,204
                                                         --------     --------

Tier 2
Revaluation reserves 2                                         25           25
General provisions                                            795          737
Qualifying subordinated liabilities 3
        Undated loan capital                                3,636        3,854
        Dated loan capital                                  5,652        4,573
Other4                                                          2            2
                                                         --------     --------
Total qualifying tier 2 capital                            10,110        9,191
                                                         --------     --------

Tier 3: short term subordinated liabilities 3                 280          203
                                                         --------     --------

Less: Supervisory deductions
Investments not consolidated for Supervisory purposes 5      (979)      (1,288)
Other deductions                                             (182)        (119)
                                                         --------     --------
                                                           (1,161)      (1,407)
                                                         --------     --------

Total net capital resources                                24,223       22,191
                                                         --------     --------

                                                                %            %
Equity Tier 1 ratio 6                                         6.5          6.6
Tier 1 ratio                                                  7.9          8.2
Risk asset ratio                                             12.8         12.8


1 Reserve capital instruments (RCIs) and tier one notes (TONs) are included in the undated loan capital in the consolidated balance sheet.
2    Includes GBP1m (31st December 2002: GBP1m) negative goodwill adjustment.
3 Subordinated liabilities are included in tiers 2 or 3, subject to limits laid down in the supervisory requirements.
4 Comprises revaluation reserves, in relation to minority interests, of GBP2m (31st December 2002: GBP2m).
5 Includes GBP478m (31st December 2002: GBP867m) of shareholders' interest in the retail life fund.
6    Equity defined as Total qualifying tier 1 capital less RCIs and TONs.

The growth in net capital resources of 9.2% (GBP2.0bn), was offset by the impact of 9.4% (GBP16.2bn) growth in weighted risk assets. The risk asset ratio was steady at 12.8% (31st December 2002: 12.8%). The Tier 1 ratio fell from 8.2% to 7.9%. The Equity Tier 1 ratio fell to 6.5% (2002: 6.6%).

Within total net capital, tier 1 capital rose by GBP0.8bn primarily reflecting retained profits of GBP1.4bn and an increase in the deduction for goodwill of GBP0.4bn. Tier 2 capital increased by GBP0.9bn and tier 3 capital by GBP0.1bn. Supervisory deductions decreased by GBP0.2bn.

Equity tier 1 capital rose by GBP0.9bn.

The increase in weighted risk assets is primarily accounted for by a rise of 54.6% (GBP10.4bn) in the Trading book. Banking book weighted risk assets grew 3.8% (GBP5.9bn). The growth in weighted risk assets is discussed further under 'Total assets and Weighted risk assets' below.

Total assets and Weighted risk assets

The Group's balance sheet grew by 10% (GBP40bn) to GBP443bn (31st December 2002:
GBP403bn). Weighted risk assets rose by 9% (GBP16bn) to GBP189bn (31st December 2002: GBP173bn).

Within Personal Financial Services, total assets increased 4% to GBP74.8bn (31st December 2002: GBP71.9bn). Weighted risk assets increased by 3% to GBP42.4bn (31st December 2002: GBP41.1bn). This was mainly attributable to steady growth in UK residential mortgage balances, up 3% to GBP59.8bn (2002: GBP57.8bn) and to good growth in unsecured lending.

Barclays Private Clients total assets (excluding the assets of the closed life assurance activities) grew 56% (GBP7.4bn) to GBP20.5bn (31st December 2002:
GBP13.1bn), primarily as a result of the growth of Openplan in Spain and the inclusion of assets relating to the acquired business of Banco Zaragozano. Weighted risk assets increased 29% to GBP15.1bn (31st December 2002: GBP11.7bn), largely reflecting the growth in Openplan assets in Spain and the impact of the acquisition of Banco Zaragozano.

Barclaycard total assets increased 15% to GBP12.3bn (31st December 2002 GBP10.7bn). Weighted risk assets decreased by 2% to GBP9.8bn (31st December 2002: GBP10.0bn), reflecting the effect of securitised credit card receivables.

Within Business Banking, total assets grew by 10% to GBP52.1bn (31st December 2002: GBP47.3bn). Weighted risk assets increased by 9% to GBP55.0bn (31st December 2002: GBP50.4bn) as a result of strong growth in lending balances. Lending growth was directed towards higher quality large and medium business customers.

Barclays  Capital  total  assets grew 11% to  GBP263.2bn  (31st  December  2002:
GBP236.5bn) primarily due to increases in low risk, high quality reverse repos and debt securities. Reverse repo balances, which are fully collateralised, increased GBP17.1bn, driven by growth in client transactions. The increase in debt securities of GBP6.7bn arose primarily in governments and high-grade corporates. Total weighted risk assets increased 15% (GBP7.8bn) to GBP61.3bn (31st December 2002: GBP53.5bn), broadly in line with the growth in assets.


Personal Financial Services

Personal Financial Services provides a wide range of products and services to 14 million personal customers throughout the United Kingdom, including current accounts, savings, mortgages, consumer loans and general insurance. These are available to customers through integrated channels comprising the branch network, automated teller machines, telephone banking and online banking.

Personal Financial Services works closely with other businesses in the Group, in particular Barclays Private Clients, Barclaycard and Business Banking.

Within Personal Financial Services, the principal goal has been to do more business with more customers. This has been achieved by building broader and deeper relationships with the existing customer base as well as attracting new customers. There has also been a focus on increasing risk adjusted returns and continuing to strengthen the quality of the lending portfolio.


                                                               2003       2002
                                                               GBPm       GBPm
Net interest income                                           1,949      1,834
Net fees and commissions                                        802        794
Other operating income                                          358        291
                                                           --------   --------
Operating income                                              3,109      2,919
                                                           --------   --------
Operating expenses excluding goodwill                        (1,789)    (1,675)
and restructuring costs
Restructuring costs                                             (50)       (39)
                                                           --------   --------
Operating expenses excluding goodwill                        (1,839)    (1,714)
                                                           --------   --------
Operating profit before provisions, excluding goodwill        1,270      1,205
Provisions for bad and doubtful debts                          (303)      (334)
                                                           --------   --------
Operating profit excluding goodwill                             967        871
Profit from associated undertakings                               6          3
                                                           --------   --------
Profit on ordinary activities before tax excluding
goodwill and exceptional items                                  973        874
                                                           --------   --------

Personal Financial Services operating profit excluding goodwill increased 11% (GBP96m) to GBP967m (2002: GBP871m), reflecting good income momentum, continued good cost control and reduced provisions.

Operating income increased 7% (GBP190m) to GBP3,109m (2002: GBP2,919m). Net revenue (operating income less provisions) increased 9% to GBP2,806m (2002:
GBP2,585m).

Operating income growth was broadly based: general insurance rose 32%; consumer finance rose 15%; mortgages rose 10%; and current accounts and savings rose 2%. Income from independent financial advice fell 28%.

Net interest income increased 6% (GBP115m) to GBP1,949m (2002: GBP1,834m). Growth resulted from higher average product balances and improved asset margins. The retail savings margin remained stable.

Consumer finance experienced good growth in average balances, up 6% to GBP6.8bn (2002: GBP6.4bn), and improved margins. Sales of the key Barclayloan product were particularly strong, increasing 32%. A significant part of the new consumer loan business was in the better risk grades.

Average savings balances increased 6% to GBP30.9bn (2002: GBP29.2bn), after transferring some balances to Barclays Private Clients in the second half of 2003. Excluding the impact of the transfer average savings balances increased 9% to GBP31.8bn (2002: GBP29.2bn). Barclays branded savings continued to perform strongly, growing 19%. This was a market leading performance driven by Openplan.

Average   residential   mortgage  balances  increased  8%  to  GBP59.0bn  (2002:
GBP54.5bn). The selective approach taken to certain sectors of the mortgage market has been maintained throughout 2003. Gross advances were GBP18.3bn (2002:
GBP22.2bn), a gross market share of 7% (2002: 10%). Net lending of GBP2.0bn (2002: GBP6.9bn) represented a net market share of 2% (2002: 9%). UK residential mortgage balances ended the period at GBP59.8bn (31st December 2002: GBP57.8bn). The interest spread on new mortgage business increased.

Net fees and commissions increased 1% (GBP8m) to GBP802m (2002: GBP794m). Underlying this were good performances from fee based current accounts and consumer finance, largely offset by continued weakness in the independent financial advisor (IFA) business.

Other operating income increased by 23% (GBP67m) to GBP358m (2002: GBP291m). This resulted from a strong performance in general insurance activities, reflecting increased sales of personal protection insurance products, and a more favourable claims experience. A one-off income gain of GBP43m arose through an adjustment to insurance reserves.

Contributing to the overall increase in operating income has been the continued success of Openplan. Customer numbers now total 2.6m (2002: 2.0m), with deeper customer relationships evident through significantly higher product penetration and income contribution than for non-Openplan relationships. The percentage of new to Group customers in Openplan has increased. Openplan from Barclays has attracted 1.25m customers (2002: 0.78m) across the UK. Product penetration was an average of 4.6 products per customer, well above the average of 2.6 outside Openplan. Annual customer income was GBP397, relative to GBP249 outside Openplan. Openplan from Woolwich customer numbers rose to 1.40m (2002: 1.21m) with average product penetration of 3.2 products per customer relative to 1.5 outside Openplan. Annual customer income was GBP311, relative to GBP165 outside Openplan.

Operating  expenses  excluding  goodwill  rose 7% (GBP125m) to GBP1,839m  (2002:
GBP1,714m), with around half of the increase attributable to the impact of the pension charge of GBP40m (2002: credit GBP20m). Business as usual costs were tightly managed to improve operational efficiency, and staff numbers continued to decline. Headcount fell to 25,800 (2002: 27,200). Strategic investment spend increased. Integration costs associated with the Woolwich integration reduced to GBP50m (2002: GBP70m). The cost:income ratio was maintained at 59%.

Provisions decreased 9% (GBP31m) to GBP303m (2002: GBP334m), reflecting the overall quality of the lending portfolio, improvements to risk management processes and a reduction in problem loans. Coverage ratios improved. The loan to value ratio within the mortgage book on a current valuation basis averaged 40% (2002: 45%).

Barclays Private Clients

Barclays Private Clients serves affluent and high net worth clients, primarily in the UK and continental Europe, providing banking and asset management services.

The businesses have continued to maintain a strong focus on improving operational efficiency and developing a distinctive customer service.

The comparison with the 2002 results is impacted by the Caribbean business being accounted for as an associated undertaking, following the formation of FirstCaribbean on 11th October 2002, and by the acquisitions made during 2003.

The retail stockbroking business Charles Schwab Europe was acquired on 31st January 2003. In May 2003, Barclays announced the acquisition of Banco Zaragozano in Spain, which completed in mid July. The acquisition of Gerrard completed in mid December 2003.

The contribution recognised from the closed life assurance activities is reported separately to provide increased transparency in the financial reporting within Barclays Private Clients.

Barclays Private Clients works closely with other Group businesses, particularly Personal Financial Services, Business Banking, Barclays Global Investors and Barclays Capital, in order to enhance product development and customer service.


                                                               2003       2002
                                                               GBPm       GBPm
Net interest income                                             804        788
Net fees and commissions                                        515        594
Other operating income                                           31         19
                                                           --------   --------
Operating income                                              1,350      1,401
                                                           --------   --------
Operating expenses excluding goodwill
and restructuring costs                                        (941)      (952)
Restructuring costs                                             (50)       (44)
                                                           --------   --------
Operating expenses                                             (991)      (996)
                                                           --------   --------
Operating profit before provisions excluding goodwill           359        405
Provisions for bad and doubtful debts                           (31)       (37)
                                                           --------   --------
Operating profit
- ongoing business                                              328        368
Profit from associated undertakings                              23         (8)
                                                           --------   --------
Profit on ordinary activities before tax excluding
goodwill and exceptional items
- ongoing business                                              351        360
Contribution from closed life assurance activities              (77)       (87)
                                                           --------   --------
Profit on ordinary activities before tax excluding
goodwill and exceptional items                                  274        273
                                                           --------   --------

Barclays Private Clients operating profit, excluding goodwill, for the ongoing business fell 11% (GBP40m) to GBP328m (2002: GBP368m). Barclays Private Clients, profit before tax excluding goodwill and exceptional items for the ongoing business and including the contribution of FirstCarribean, decreased 3% to GBP351m (2002: GBP360m).

Net interest income increased 2% (GBP16m) to GBP804m (2002: GBP788m). The increase reflected a resilient core banking performance, the continued success of Openplan in Spain and the inclusion of Banco Zaragozano, which together more than offset the absence of the contribution from the Caribbean business. Average customer deposits increased 5% to GBP41bn (2002: GBP39bn), including the transfer of some client savings balances from Personal Financial Services in the second half of 2003. Excluding the impact of the transfer, average customer deposits increased 3% to GBP40bn (GBP39bn). Average loans increased 44% to GBP13bn (2002: GBP9bn). Margins remained broadly stable.

Net fees and commissions decreased 13% (GBP79m) to GBP515m (2002: GBP594m). This reflected the impact of lower average equity market levels in 2003 on sales of investment products and on fund management fees, together with the absence of the contribution from the Caribbean business. The average level of the FTSE 100 Index was 12% lower than in the prior year at 4,051 (2002: 4,599). Fee income improved significantly in the second half of 2003, reflecting volume growth and the recovery in equity markets towards the year-end. Average daily deal volumes in UK retail stockbroking, including Charles Schwab Europe, increased to 8,350 (2002: 6,300). The stockbroking business maintained its leading UK position with a 19% (2002: 12%) market share of client order business.

Operating  expenses  excluding  goodwill  decreased 1% (GBP5m) to GBP991m (2002:
GBP996m). The tight control of costs, together with the impact of the deconsolidation of the Caribbean business, fully mitigated the additional pensions charge of GBP28m (2002: credit GBP13m), the inclusion of costs relating to Banco Zaragozano and Charles Schwab Europe, and increased restructuring charges. The cost: income ratio was 73% (2002: 71%).

Provisions decreased GBP6m to GBP31m (2002: GBP37m), reflecting the impact of the Caribbean transaction.

Total customer funds, comprising customer deposits and assets under management (including assets managed by Legal & General under the strategic alliance), increased GBP24bn to GBP109bn (31st December 2002: GBP85bn). This was due to the inclusion of funds relating to the acquired businesses of Charles Schwab Europe, Banco Zaragozano and Gerrard (which together amounted to GBP19bn), the impact of new business, favourable exchange rate movements and improved stock market levels. Customer deposits increased by GBP5bn to GBP44bn (31st December 2002:
GBP39bn) , reflecting the inclusion of Banco Zaragozano and savings balances of GBP1.9bn which were transferred from Personal Financial Services in the second half of 2003.

Sales of Legal & General life and pensions products have fallen in line with industry trends. Sales of funds and bonds were impacted by reduced customer demand for investment products.

Openplan in UK Premier attracted GBP1.1bn of new mortgage balances together with GBP1.3bn of additional savings in the year.

Income in Spain, excluding Banco Zaragozano, continued to grow significantly in 2003, increasing 22% (GBP32m) to GBP179m (2002: GBP147m). This reflected the continued success of Openplan mortgage products together with favourable exchange rate movements. 15,000 new customers were recruited to Openplan in Spain in 2003.

The first benefits of the integration of Banco Zaragozano were evident: sales of non-core assets totalling some GBP175m, representing 23% of the purchase consideration; progress has been made on the combination of head office functions and technology integration; and Barclays products have been successfully launched into the Banco Zaragozano customer base. The majority of the restructuring costs will be borne in 2004 and 2005.

The contribution from the closed life assurance activities, a loss of GBP77m (2002: loss of GBP87m), comprises the embedded value of the closed Barclays Life fund and former Woolwich Life fund together with the costs relating to redress for customers in respect of sales of endowment policies. Of the loss of GBP77m, in the Group's results, GBP42m is included within other operating income and GBP35m within net interest income.

Total costs relating to customer redress in respect of mortgage endowment policies were GBP95m (2002: GBP19m).

Barclaycard

Barclaycard is one of the leading credit card businesses in Europe. In addition to its operations in the United Kingdom, Barclaycard is active in Germany, Spain, Greece, France, Italy and across Africa. Barclaycard offers a full range of credit card services to individual and corporate customers, together with card payment facilities to retailers and other businesses.

Barclaycard continued to grow both its domestic and international businesses through organic and non-organic activity in 2003. In April, Barclaycard purchased the global rights (excluding UK and Singapore) to use the Manchester United credit card brand. Barclaycard has launched a Manchester United branded credit card into five countries.

Barclaycard acquired Clydesdale Financial Services, a retailer point of sale finance business in May and, in August, entered into a strategic alliance with the Standard Bank of South Africa. Barclaycard, already established in Spain, is currently working with Banco Zaragozano to accelerate growth in this market.


                                                                 2003     2002
                                                                 GBPm     GBPm
Net interest income                                             1,037      886
Net fees and commissions                                          793      696
                                                             -------- --------
Operating income                                                1,830    1,582
                                                             -------- --------
Operating expenses excluding goodwill and restructuring costs    (633)    (553)
Restructuring costs                                               (13)     (12)
                                                             -------- --------
Operating expenses excluding goodwill                            (646)    (565)
                                                             -------- --------
Operating profit before provisions excluding goodwill           1,184    1,017
Provisions for bad and doubtful debts                            (462)    (402)
                                                             -------- --------
Operating profit excluding goodwill                               722      615
Profit from joint ventures                                          2       (4)
                                                             -------- --------
Profit on ordinary activities before tax excluding
goodwill and exceptional items                                    724      611
                                                             -------- --------

Barclaycard operating profit excluding goodwill increased 17% (GBP107m) to GBP722m (2002: GBP615m).

Operating income increased 16% (GBP248m) to GBP1,830m (2002: GBP1,582m). Net revenue (operating income less provisions) increased 16% (GBP188m) to GBP1,368m (2002: GBP1,180m).

Net interest income increased 17% (GBP151m) to GBP1,037m (2002: GBP886m), due to good growth in UK average extended credit balances, up 14% to GBP7.4bn (2002:
GBP6.5bn). Growth in new UK customers remained strong, up 27%, with 1,547,000 (2002: 1,218,000) recruited in the period.

Net fees and commissions increased 14% (GBP97m) to GBP793m (2002: GBP696m), as a result of higher cardholder activity and good volume growth within the merchant acquiring business.

Operating expenses excluding goodwill increased 14% (GBP81m) to GBP646m (2002:
GBP565m). The increase reflected higher business volumes and greater marketing activity. Strategic investment spend increased as Barclaycard enhanced operational capabilities. The cost:income ratio improved to 35% (2002: 36%).

Provisions increased 15% (GBP60m) to GBP462m (2002: GBP402m), in line with the growth in lending.

Barclaycard International made a profit of GBP4m (2002: loss GBP14m) whilst maintaining significant ongoing investment in the existing businesses and launching into new markets. Income increased by 48% and average extended credit balances rose by 43%. The number of Barclaycard International cards in issue rose to 1.42m (2002: 1.28m).

Business Banking

Business Banking provides relationship banking to the Group's large, medium and small business customers in the United Kingdom. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to business centres in continental Europe and to the products and expertise of other businesses in the Group.

The strategy to accelerate business growth is underpinned by the Value Aligned Performance Measurement (VAPM) system which is linked to targets and reward. The VAPM outputs demonstrate the additional value that is generated through the acquisition of new customers, together with the strengthening and the expansion of relationships with existing customers.

In accordance with the Competition Commission Inquiry transitional pricing remedy, Business Banking offered qualifying small and medium enterprise customers interest on current accounts, or an alternative of discounted money transmission charges, with effect from 1st January 2003.


                                                               2003       2002
                                                               GBPm       GBPm
Net interest income                                           1,665      1,626
Net fees and commissions                                        925        864
Other operating income                                           38         24
                                                           --------   --------
Operating income                                              2,628      2,514
                                                           --------   --------
Operating expenses excluding goodwill
and restructuring costs                                      (1,032)    (1,019)
Restructuring costs                                             (39)       (42)
                                                           --------   --------
Operating expenses excluding goodwill                        (1,071)    (1,061)
                                                           --------   --------
Operating profit before provisions excluding goodwill         1,557      1,453
Provisions for bad and doubtful debts                          (249)      (226)
                                                           --------   --------
Operating profit excluding goodwill                           1,308      1,227
Profit from associated undertakings                               3         (2)
                                                           --------   --------
Profit on ordinary activities before tax excluding
goodwill amortisation and exceptional items                   1,311      1,225
                                                           --------   --------

Business Banking operating profit excluding goodwill increased 7% (GBP81m) to GBP1,308m (2002: GBP1,227m), as a result of good income growth, continued tight cost management and well controlled risk. Operating income increased 5% (GBP114m) to GBP2,628m (2002: GBP2,514m). Net revenue (operating income less provisions) increased 4% (GBP91m) to GBP2,379m (2002: GBP2,288m).

Net interest income increased 2% (GBP39m) to GBP1,665m (2002: GBP1,626m). Average lending balances increased 11% to GBP47.0bn (2002: GBP42.3bn) and average deposit balances increased 5% to GBP46.2bn (2002: GBP43.9bn). Lending margins were maintained and lending growth was concentrated towards higher quality large and medium business customers. The impact of the Competition Commission Inquiry transitional pricing remedy and the lower interest rate environment contributed to lower deposit margins.

Net fees and commissions increased 7% (GBP61m) to GBP925m (2002: GBP864m), driven by lending related fees which rose strongly, reflecting the growth in the balance sheet. Foreign exchange commission income grew due to increased business volumes. Money transmission income fell as a result of the alternative offer made in response to the Competition Commission Inquiry transitional pricing remedy and the targeted migration of transactions to electronic channels.

Operating  expenses excluding goodwill increased 1% (GBP10m) to GBP1,071m (2002:
GBP1,061m). Business as usual costs reduced, with cost savings from the back office more than offsetting the impact of the pension charge of GBP50m (2002: credit GBP26m). Headcount fell to 9,000 (2002: 9,700). Strategic investment spend increased, and was focused on improving direct channels, realising cost savings and enhancing the shared technology infrastructure. The cost:income ratio improved to 41% (2002: 42%).

Provisions increased 10% (GBP23m) to GBP249m (2002: GBP226m). The increase was in line with lending growth. The lending portfolio remained well diversified by sector and the overall quality of the portfolio, as defined by risk grade, was maintained.

Barclays Africa

Barclays Africa provides banking services to personal and corporate customers in North Africa, sub-Saharan Africa and islands in the Indian Ocean. The portfolio comprises banking operations in Botswana, Egypt, Ghana, Kenya, Mauritius, Seychelles, South Africa, Tanzania, Uganda, Zambia and Zimbabwe.

The integration of BNPI Mauritius, acquired in November 2002, was completed.

Restructuring initiatives continued to reposition the businesses to take account of the economic prospects and situations in the African countries where we operate. Head office functions have largely been relocated from the United Kingdom to South Africa.


                                                               2003       2002
                                                               GBPm       GBPm
Net interest income                                             187        160
Net fees and commissions                                        133        114
Other operating income                                            5          1
                                                           --------   --------
Operating income                                                325        275
                                                           --------   --------
Operating expenses excluding goodwill
and restructuring costs                                        (164)      (143)
Restructuring costs                                             (21)       (16)
                                                           --------   --------
Operating expenses excluding goodwill                          (185)      (159)
                                                           --------   --------
Operating profit before provisions excluding goodwill           140        116
Provisions for bad and doubtful debts                           (27)       (27)
                                                           --------   --------
Operating profit excluding goodwill                             113         89
Profit from joint ventures                                        -          -
                                                           --------   --------
Profit on ordinary activities before tax excluding
goodwill and exceptional items                                  113         89
                                                           --------   --------

Barclays Africa operating profit excluding goodwill increased 27% (GBP24m) to GBP113m (2002: GBP89m) driven by strong customer lending.

Operating income increased 18% (GBP50m) to GBP325m (2002: GBP275m).

Net interest income increased 17% (GBP27m) to GBP187m (2002: GBP160m), the growth being largely attributable to the acquisition of BNPI Mauritius and expansion in selected markets. There was a 20% increase in customer lending to GBP1.8bn (2002: GBP1.5bn) and a 12% rise in customer deposits to GBP2.8bn (2002:
GBP2.5bn).

Net fees and commissions rose 17% (GBP19m) to GBP133m (2002: GBP114m), reflecting growth in fee based services, treasury profits and the impact of the acquisition of BNPI Mauritius in 2002.

Operating expenses excluding goodwill increased 16% (GBP26m) to GBP185m (2002:
GBP159m), due to increased infrastructure investment, further development of the business and the relocation of Head office functions. The cost:income ratio improved to 57% (2002: 58%).

Provisions remained steady at GBP27m, notwithstanding strong lending growth, and reflected improved portfolio quality and recoveries.

Barclays Capital

Barclays Capital is the investment banking division of Barclays, providing corporate, institutional and government clients with solutions to their financing and risk management needs.

The Barclays Capital business model is distinctive. It focuses on a broad span of financing and risk management services in the interest rate, foreign exchange, commodities and credit markets combined with certain capabilities in equities. Activities are split between two areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets sales, trading and research, prime brokerage and equity related activities; and Credit, which includes origination, sales, trading and research relating to loans, debt capital markets, structured capital markets, and private equity.

Barclays Capital works increasingly with other Group businesses, including Barclays Private Clients, Business Banking and Barclays Global Investors, to provide a more integrated customer service and to develop business opportunities across the Group.

Barclays Capital rose to 4th position (2002: 5th) in the global all debt league table as debt issuance for clients increased to US$199bn (2002: US$162bn). Barclays Capital maintained its lead position in Sterling bonds.


                                                              2003        2002
                                                              GBPm        GBPm
Net interest income                                            964         889
Dealing profits                                              1,042         827
Net fees and commissions                                       537         463
Other operating income                                         109          59
                                                          --------    --------
Operating income                                             2,652       2,238
                                                          --------    --------
Operating expenses excluding restructuring costs            (1,606)     (1,312)
Restructuring costs                                            (12)        (12)
                                                          --------    --------
Operating expenses                                          (1,618)     (1,324)
                                                          --------    --------
Operating profit before provisions                           1,034         914
Provisions for bad and doubtful debts                         (252)       (334)
                                                          --------    --------
Operating profit                                               782         580
Profit from associated undertakings                              1           1
                                                          --------    --------
Profit on ordinary activities before tax                       783         581
                                                          --------    --------

Barclays  Capital  operating  profit  increased 35% (GBP202m) to GBP782m  (2002:
GBP580m). This was due to very strong operating income growth and the improved credit environment. Revenue related costs increased with the strong performance.

Operating income increased 18% (GBP414m) to a record GBP2,652m (2002: GBP2,238m) and reflected broadly based growth across most of the product areas in Rates and Credit. Average DVaR rose 13%, to GBP26m (2002: GBP23m). Net revenue (operating income less provisions) increased by 26% to GBP2,400m (2002: GBP1,904m).

Secondary income, comprising dealing profits and net interest income, and which is primarily generated from providing client risk management and financing solutions, increased 17% (GBP290m) to GBP2,006m (2002: GBP1,716m).

Dealing profits grew 26% (GBP215m) to GBP1,042m (2002: GBP827m), driven by significant growth in client transaction volumes, particularly in continental Europe. The strong performance in the Credit businesses, principally in corporate bonds, was due to credit spreads tightening in the secondary bond markets. The growth in Rates businesses reflected good results from equity related activities and money markets. Fixed income, foreign exchange and commodities continued to make good contributions. Net interest income grew 8% (GBP75m) to GBP964m (2002: GBP889m) due to balance sheet growth in higher quality assets, partially offset by margin compression. Corporate lending remained tightly managed and the credit portfolio continued to decline, with drawn credit balances falling to GBP7bn (31st December 2002: GBP10bn).

Primary income, comprising net fees and commissions, increased 16% (GBP74m) to GBP537m (2002: GBP463m), with good performances across the Credit businesses. Net fees and commissions included GBP89m (2002: GBP87m) of internal fees for structured capital markets activities arranged by Barclays Capital.

Other operating income increased to GBP109m (2002: GBP59m) as a result of a number of private equity and structured capital markets investment realisations.

Operating expenses increased 22% (GBP294m) to GBP1,618m (2002: GBP1,324m). Business as usual costs grew as a result of higher business volumes and increased front office headcount. Revenue related costs increased due to the strong financial performance. Strategic investment spend increased as product and distribution development accelerated, particularly in the second half of 2003. The ratio of staff costs to net revenue improved to 53% (2002: 54%). The cost:income ratio rose to 61% (2002: 59%).

Provisions fell 25% (GBP82m) to GBP252m (2002: GBP334m). This reflected the ongoing improvement in the quality of the loan book and continued recovery in the large corporate credit environment.

Barclays Global Investors

Barclays Global Investors is one of the world's largest asset managers and a leading global provider of investment management products and services. Barclays Global Investors offers structured investment strategies such as indexing, tactical asset allocation and risk controlled active products such as hedge funds. The firm also provides related investment services such as securities lending, cash management and portfolio transition services. Barclays Global Investors investment philosophy focuses on managing all dimensions of performance: return, risk and cost.

Several important milestones were achieved by 31st December 2003: total assets under management exceeded US$1 trillion, of which more than US$200bn were in actively managed assets; Exchange Traded Funds (ETFs) totalled US$69bn (31st December 2002: US$35bn); and for the first time total revenues exceeded US$1 billion. Barclays Global Investors leading position in ETFs was extended with the launch of eight new funds and it became the largest ETF manager in the world.


                                                                 2003     2002
                                                                 GBPm     GBPm
Net interest income                                                 9       12
Net fees and commissions                                          662      538
Other operating income                                              1        -
                                                             -------- --------
Operating income                                                  672      550
                                                             -------- --------
Operating expenses excluding goodwill and restructuring costs    (473)    (439)
Restructuring costs                                                (7)       -
                                                             -------- --------
Operating expenses excluding goodwill                            (480)    (439)
                                                             -------- --------
Operating profit excluding goodwill                               192      111
Loss from joint ventures                                           (1)      (1)
                                                             -------- --------
Profit on ordinary activities before tax excluding goodwill       191      110
                                                             -------- --------

Barclays Global Investors operating profit excluding goodwill increased 73% (GBP81m) to GBP192m (2002: GBP111m) and reflected very strong top line income growth and good control of costs.

Net fees and commissions increased 23% (GBP124m) to GBP662m (2002: GBP538m), reflecting good income generation across a diverse range of products, distribution channels and geographies. The increase was largely driven by growth of investment management fees. These resulted from strong net new sales, growth in the sales of higher margin products, good investment performance and the recovery in equity markets towards the year-end, which more than compensated for the adverse impact of foreign exchange translation movements. Actively managed assets now generate over 60% of management fees and over 50% of total income. Securities lending income growth was good, benefiting from higher volumes.

Operating expenses excluding goodwill increased by 9% (GBP41m) to GBP480m (2002:
GBP439m), due to higher revenue related costs, partly offset by the impact of foreign exchange translation movements. The cost:income ratio improved to 71% (2002: 80%).

Growth in income and costs was constrained by foreign exchange translation movements. Approximately 56% of Barclays Global Investors income was in US Dollars and 31% in Sterling.

Total assets under management increased 29% (GBP136bn) to GBP598bn (31st December 2002: GBP462bn). This growth came from GBP67bn of net new assets and GBP134bn attributable to market movements, offset by GBP65bn of adverse exchange rate movements. Assets under management comprise: GBP410bn (69%) indexed assets; GBP125bn (21%) active assets; and GBP63bn (10%) managed cash assets.

Head office functions and other operations

Head office functions comprise all the Group's central costs, including Group Executive, Group Finance, Marketing and Communications, Human Resources, Group Strategy and Planning, Internal Audit, Marketing, Legal, Corporate Secretariat, Tax, Compliance and Risk. Costs incurred wholly on behalf of the business units are recharged to them.

Transition Businesses comprise discontinued South American and Middle Eastern corporate banking businesses and other centrally managed Transition Businesses. These non-core relationships are now being managed separately with the objective of maximising the recovery from the assets concerned.

Central items include internal fees charged by Barclays Capital for structured capital markets activities, income from the management of the Group's operational premises, property related services and other central items including activities which support the operating business and provide central information technology services.


                                                                 2003   2002 1
                                                                 GBPm     GBPm
Head office functions                                            (136)    (109)
Transition businesses                                             (25)    (121)
Central items                                                     (78)     (48)
Restructuring costs                                               (17)     (22)
                                                             -------- --------
Loss on ordinary activities before tax excluding goodwill and
exceptional items                                                (256)    (300)
                                                             -------- --------

1 Comparative figures have been restated to reflect the aggregation of Head office functions and other operations, which were formerly reported separately.

Head office functions increased 25% (GBP27m) to GBP136m (2002: GBP109m). This increase included a pension charge of GBP5m (2002: credit GBP4m).

The improved performance of Transition Businesses, from a loss of GBP121m to a loss of GBP25m, primarily reflected a reduced provisions charge of GBP7m (2002:
GBP132m) in respect of various South American Corporate Banking exposures.

Central items include internal fees charged by Barclays Capital for structured capital markets activities of GBP89m (2002: GBP87m). Central items increased from GBP48m to GBP78m, primarily reflecting a GBP16m increase in the centrally held information technology services costs.

Woolwich integration synergies


                                                               2003      2002
                                                               GBPm      GBPm
Synergies achieved in the year ending 31st December 2003
were as follows:
Gross revenue synergies                                         244       131
Attributable operating costs                                    (83)      (59)
                                                           --------  --------
Net revenue synergies                                           161        72
Cost savings                                                    160       104
Avoided costs 1                                                  54        55
                                                           --------  --------
Ongoing integration synergies                                   375       231
One-off benefits                                                 51        72
Tax savings                                                       8         9
                                                           --------  --------
Total synergy benefits                                          434       312
                                                           --------  --------

1 Avoided costs are primarily strategic investment costs which are not required due to the acquisition and integration of Woolwich plc.

Total benefits of GBP434m were achieved by the programme in 2003. These comprise ongoing cost and revenue synergies totalling GBP375m, significantly ahead of the target of GBP330m, tax savings of GBP8m and other gains totalling GBP51m which were of a one-off nature.

The Group expects to realise ongoing synergies of at least GBP400m per annum from the end of 2004.

The 2003 costs of integrating Woolwich plc were GBP50m (2002: GBP80m).

Economic Capital

The Group assesses internal capital requirements using its own risk-based methodologies. These are used in performance assessment and for risk management decision making. The Group computes and assigns this 'economic' capital to all operating units. This enables the Group to apply a common and consistent metric to ensure that returns throughout the Group are commensurate with the associated risks.

The total economic capital required by the Group, as determined by its internal risk assessment models and after considering the Group's estimated diversification benefits, is compared with available common shareholders' funds to evaluate overall capital utilisation.

Average economic capital by business is set out below:

                                                             2003        2002
                                                             GBPm        GBPm
Personal Financial Services                                 2,400       2,100
Barclays Private Clients - ongoing                            700         550
- closed life assurance activities                            200         300
Barclaycard                                                 1,800       1,500
Business Banking                                            2,850       2,750
Barclays Africa                                               200         200
Barclays Capital                                            2,100       2,050
Barclays Global Investors                                     150         200
Other operations 1                                            500         550
                                                         --------    --------
Average economic capital                                   10,900      10,200
Average historical goodwill                                 5,100       4,700
Capital held at Group centre 2                              1,100         900
                                                         --------    --------

Total average shareholders' funds including
average historical goodwill                                17,100      15,800
                                                         --------    --------

1 Includes Transition Businesses.
2 The capital held at Group centre represents the variance between average economic capital by business and average shareholders' funds.

Personal Financial Services economic capital allocation has increased by GBP300m to GBP2,400m largely due to continued improvements in methodologies for quantification of credit risk for long maturity assets, previously carried at the Group centre.

Barclays Private Clients economic capital allocation has increased by GBP150m to GBP700m due to the acquisitions of Banco Zaragozano and Charles Schwab Europe. The closed life assurance activities economic capital allocation has reduced by GBP100m to GBP200m due to the continued run off of the portfolio and a series of hedges implemented to reduce exposure to equity markets.

Barclaycard economic capital allocation has increased by GBP300m to GBP1,800m due to continued growth in the loan book and the acquisition of Clydesdale Financial Services.

Goodwill has increased with the acquisitions of Charles Schwab Europe, Clydesdale Financial Services, Banco Zaragozano and Gerrard.

The Group regularly reviews and updates its economic capital allocation methodologies. A number of enhancements developed during 2003 will be incorporated in 2004.

                                ECONOMIC PROFIT

The table below shows the economic profit generated by each business area.


                                                             2003        2002
                                                             GBPm        GBPm
Personal Financial Services                                   460         395
Barclays Private Clients - ongoing business                   218         202
                         - closed life assurance activities   (51)        (80)
                         - Caribbean sale                      (4)        206
Barclaycard                                                   319         267
Business Banking                                              623         574
Barclays Africa                                                36          22
Barclays Capital                                              320         178
Barclays Global Investors                                     112          56
Head office functions and other operations 1                  (98)       (126)
                                                         --------    --------
                                                            1,935       1,694
Goodwill 2                                                   (442)       (398)
Variance to average shareholders' funds                       (73)        (59)
                                                         --------    --------

Economic profit                                             1,420       1,237
                                                         --------    --------

Risk Tendency

As shown in the table below, Risk Tendency is GBP1,390m based on the composition of the lending portfolio as at 31st December 2003 (31st December 2002:
GBP1,375m).

Risk Tendency fell in Personal Financial Services by 8% (GBP30m) to GBP340m (2002: GBP370m) as a result of enhanced risk and fraud management strategies. Barclaycard Risk Tendency increased by 21% (GBP90m) to GBP525m (2002: GBP435m), commensurate with the growth in the portfolio and the impact of the acquisition of Clydesdale Financial Services. Risk Tendency has increased in Barclays Private Clients by 44% (GBP20m) to GBP65m (2002: GBP45m) following the acquisition of Banco Zaragozano.

Risk  Tendency  fell in  Barclays  Capital by 38%  (GBP80m)  to  GBP130m  (2002:
GBP210m) following the recovery in wholesale credit markets and improvement in the quality of the portfolio.



                                                         2003            2002
                                                         GBPm            GBPm
Personal Financial Services                               340             370
Barclays Private Clients                                   65              45
Barclaycard                                               525             435
Business Banking                                          280             280
Barclays Africa                                            30              30
Barclays Capital                                          130             210
Transition businesses                                      20               5
                                                     --------        --------
                                                        1,390           1,375
                                                     --------        --------

1 Includes Transition Business, see page 49.
2 Cost of equity charge on purchased goodwill.

                             ADDITIONAL INFORMATION

Group structure changes from 2002

Within Barclays Private Clients, the contribution recognised from the closed life assurance activities is reported separately to provide increased transparency.

The Group identified certain non-strategic operations in the Middle East which were previously reported within Barclays Capital. These are now separately managed with the objective of maximising the recovery from the assets concerned. These operations, together with South American Corporate Banking which was separately identified in 2002, and residual balances from other Transition Businesses, are collectively reported as Transition Businesses within Head office functions and other operations.

The structural changes in the Group's organisation announced on 9th October 2003 took effect from 1st January 2004.

Acquisitions and disposals

On 31st January 2003, Barclays acquired the retail stockbroking business Charles Schwab Europe.

On 19th May 2003, Barclays completed the acquisition of Clydesdale Financial Services Limited and its holding company Carnegie Holdings Limited, a retailer point of sale finance business.

On 16th July 2003, Barclays completed the acquisition of Banco Zaragozano, a Spanish private sector banking group.

On 17th December 2003, Barclays acquired Gerrard Management Services Limited ('Gerrard'), a private client discretionary and advisory asset management business.

Accounting policies

A change in accounting policy arose from the adoption in 2003 of UITF Abstract 37, 'Purchases and sales of own shares', which was issued in October 2003. Group holdings of Barclays PLC shares (excluding shares held in Employee Share Ownership Plan (ESOP) trusts) are accounted for as a deduction in arriving at shareholders' funds, rather than as assets. Purchases and sales of Barclays PLC shares are shown as changes in shareholders' funds. No profits or losses are recognised in respect of dealings in Barclays PLC shares. Comparatives have been restated accordingly. As a result, equity shares and shareholders' funds have been reduced by GBP4m at 31st December 2002 and by GBP12m at 31st December 2003. There was no impact on the 2002 or 2003 profit and loss account.

The Group is currently considering the implications of UITF Abstract 38, 'Accounting for ESOP trusts', which was issued in December 2003. UITF Abstract 38 requires shares held in ESOP trusts to be accounted for as a deduction in arriving at shareholders' funds, rather than as assets. The charge to the profit and loss account in respect of such shares is based on the intrinsic value of such shares, rather than the book value. UITF Abstract 38 will be implemented by the Group in 2004.

There have been no other significant changes to the accounting policies as described in the 2002 Annual Report.

Changes in accounting presentation

In 2003, the SEC adopted regulations relating to the presentation of financial data which is not based on the Generally Accepted Accounting Principles (GAAP) applied by SEC reporting companies. These regulations are commonly referred to as Regulation G.

Barclays has in the past published both Group statutory financial statements, as well as Group and business further analyses which were designed to assist the understanding of underlying operating trends. Commencing with the 2003 year-end results, Barclays will present its Group financial results solely on a GAAP basis, in response to this regulation.

As a consequence, goodwill amortisation, restructuring costs and costs directly associated with the integration of Woolwich plc are included in all presentations of Group operating expenses and operating profit, while the profit /(loss) from joint ventures and associates is taken into account below operating profit.

In the detailed presentation of business group results, restructuring costs and Woolwich integration costs are included in the calculation of operating expenses and operating profit. Restructuring costs are disclosed separately to provide further transparency. Goodwill amortisation (which is now identified separately in the Group profit and loss account) is not allocated to business groups in the detailed presentation. Goodwill amortisation is reflected in the reconciliation of business group profit before tax on page 66.

The prior period presentation has, where appropriate, been restated to conform with current year classification, and the change in accountancy policies discussed above.

Share capital

The Group manages both its debt and equity capital actively. The Group will seek to renew its authority to buy back ordinary shares at the forthcoming 2004 Annual General Meeting to provide additional flexibility in the management of the Group's capital resources.

Group share schemes

The independent trustees of the Group's share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group's results for the purposes of those schemes' current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

                                     NOTES

1.  Loans and advances to banks
                                                           2003           2002
    Banking business:                                      GBPm           GBPm
    United Kingdom                                       14,315         11,510
    Other European Union                                  1,702          2,154
    United States                                           110            256
    Rest of the World                                     1,143          1,531
                                                       --------       --------
                                                         17,270         15,451
    Less - provisions                                       (16)           (82)
                                                       --------       --------
                                                         17,254         15,369
    Trading business                                     44,670         42,805
                                                       --------       --------
    Total loans and advances to banks                    61,924         58,174
                                                       --------       --------

Of the total loans and advances to banks, placings with banks were GBP56.5bn at 31st December 2003 (2002: GBP48.1bn). Placings with banks include reverse repos of GBP50.4bn (2002: GBP41.0bn). The majority of the placings have a residual maturity of less than one year.


  2.  Loans and advances to customers
                                                            2003          2002
      Banking business - United Kingdom:                    GBPm          GBPm
      Financial institutions                               7,721         6,158
      Agriculture, forestry and fishing                    1,766         1,747
      Manufacturing                                        5,967         6,435
      Construction                                         1,883         1,825
      Property                                             6,341         5,695
      Energy and water                                     1,286         1,290
      Wholesale and retail distribution and leisure        8,886         7,858
      Transport                                            2,579         2,366
      Postal and communication                               476           694
      Business and other services                         12,030        11,693
      Home loans 1                                        61,905        58,436
      Other personal                                      21,905        21,357
      Overseas customers                                   5,477         6,201
      Finance lease receivables                            5,587         4,145
                                                        --------      --------
      Total United Kingdom                               143,809       135,900
                                                        --------      --------

      Banking Business - Overseas:
      Other European Union                                19,027        12,579
      United States                                        3,573         6,138
      Rest of the World                                    4,510         5,599
                                                        --------      --------
                                                          27,110        24,316
                                                        --------      --------

      Total banking loans and advances to customers      170,919       160,216
      Less provisions                                     (3,012)       (2,916)
      Less interest in suspense                              (49)          (78)
                                                        --------      --------
                                                         167,858       157,222
      Trading business                                    58,961        45,176
                                                        --------      --------
      Total loans and advances to customers              226,819       202,398
                                                        --------      --------

1 Excludes commercial property mortgages

Of the total loans and advances to customers, reverse repos were GBP50.0bn (2002: GBP42.5bn).

The geographic presentation above is based on the office recording the transaction.

The UK industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates even though the parent's predominant business may be in a different industry.

  3.  Provisions for bad and doubtful debts


                                                             2003         2002
                                                             GBPm         GBPm
      Provisions balance at beginning of year               2,998        2,716
      Acquisitions and disposals                               62          (11)
      Exchange and other adjustments                          (18)         (77)
      Amounts written off (see below)                      (1,474)      (1,220)
      Recoveries (see below)                                  113          106
      Provisions charged against profit (see below)         1,347        1,484
                                                         --------     --------
      Provisions balance at end of year                     3,028        2,998
                                                         --------     --------

      Amounts written off

      United Kingdom                                       (1,175)        (950)
      Other European Union                                    (54)         (31)
      United States                                          (215)        (215)
      Rest of the World                                       (30)         (24)
                                                         --------     --------
      Total                                                (1,474)      (1,220)
                                                         --------     --------

      Recoveries

      United Kingdom                                          (95)         (88)
      Other European Union                                     (7)          (7)
      United States                                           (10)          (9)
      Rest of the World                                        (1)          (2)
                                                         --------     --------
      Total                                                  (113)        (106)
                                                         --------     --------

      Provisions charged against profit

      New and increased specific provisions
      United Kingdom                                        1,373        1,210
      Other European Union                                     57           33
      United States                                           118          404
      Rest of the World                                        80           72
                                                         --------     --------
      Total                                                 1,628        1,719
                                                         --------     --------

      Releases of specific provisions
      United Kingdom                                         (146)         (81)
      Other European Union                                    (13)         (12)
      United States                                           (24)         (10)
      Rest of the World                                       (12)         (24)
                                                         --------     --------
      Total                                                  (195)        (127)

      Recoveries                                             (113)        (106)
                                                         --------     --------

      Net specific provisions charge                        1,320        1,486
      General provision - charge / (release)                   27           (2)
                                                         --------     --------
      Net charge to profit                                  1,347        1,484
                                                         --------     --------


Total provisions for bad and doubtful debts at end of year comprise:

                                                            2003          2002
                                                            GBPm          GBPm
Specific provisions
United Kingdom                                             1,856         1,790
Other European Union                                          97            84
United States                                                121           257
Rest of the World                                            159           130
                                                        --------      --------
Total specific provisions                                  2,233         2,261
General provisions                                           795           737
                                                        --------      --------
                                                           3,028         2,998
                                                        --------      --------

The geographic analysis of provisions shown above is based on the location of the office recording the transaction. Provisions raised in the US include amounts in respect of South American Corporate Banking exposures booked in the US.

4.  Other assets


                                                                 2003     2002
                                                                 GBPm     GBPm
    Own shares                                                     99       55
    Balances arising from off-balance sheet financial          15,812   13,454
    instruments (see note 9)
    Shareholders' interest in long term assurance fund            478      867
    London Metal Exchange warrants and other metals trading     1,290      829
    positions
    Sundry debtors                                              2,156    1,634
    Prepayments and accrued income                              3,921    2,982
                                                             -------- --------
                                                               23,756   19,821
                                                             -------- --------

Own shares represent Barclays PLC shares held in employee benefit trusts where the Group retains the risks and rewards related to those shares.

5.  Other liabilities


                                                                 2003     2002
                                                                 GBPm     GBPm
    Obligations under finance leases payable                      110      140
    Balances arising from off-balance sheet financial
    instruments
    (see note 9)                                               14,797   11,538
    Short positions in securities                              49,934   39,940
    Current tax                                                   497      641
    Sundry creditors                                            4,159    4,305
    Accruals and deferred income                                4,983    4,352
    Provisions for liabilities and charges                      1,015      947
    Dividend                                                      879      788
                                                             -------- --------
                                                               76,374   62,651
                                                             -------- --------

  6.  Potential credit risk loans

The following table presents an analysis of potential credit risk loans. The geographical presentation is based on the location of the office recording the transaction, and the amounts are stated before deduction of the value of security held, specific provisions carried or interest suspended.


Non-performing loans                                             2003     2002
Summary                                                          GBPm     GBPm
Non-accrual loans                                               2,261    2,542
Accruing loans where interest is being suspended with or
without provisions                                                646      611
Other accruing loans against which provisions have been made      669      677
                                                             -------- --------
                                                                3,576    3,830
Accruing loans 90 days overdue, against which no provisions
have been made                                                    575      690
Reduced rate loans                                                  4        6
                                                             -------- --------
Total non-performing loans                                      4,155    4,526
                                                             -------- --------

Geographical split:
Non-accrual loans
United Kingdom                                                  1,572    1,557
Other European Union                                              143      108
United States                                                     383      744
Rest of the World                                                 163      133
                                                             -------- --------
Total                                                           2,261    2,542
                                                             -------- --------

Accruing loans where interest is being suspended with or
without provisions:
United Kingdom                                                    559      480
Other European Union                                               46       35
United States                                                       -        -
Rest of the World                                                  41       96
                                                             -------- --------
Total                                                             646      611
                                                             -------- --------

Other accruing loans against which provisions have been made:

United Kingdom                                                    610      609
Other European Union                                               33       27
United States                                                       -        -
Rest of the World                                                  26       41
                                                             -------- --------
Total                                                             669      677
                                                             -------- --------

Sub totals:
United Kingdom                                                  2,741    2,646
Other European Union                                              222      170
United States                                                     383      744
Rest of the World                                                 230      270
                                                             -------- --------
Total                                                           3,576    3,830
                                                             -------- --------

Accruing loans 90 days overdue, against which no
provisions have been made:
United Kingdom                                                    566      687
Other European Union                                                9        3
United States                                                       -        -
Rest of the World                                                   -        -
                                                             -------- --------
Total                                                             575      690
                                                             -------- --------

                                                                GBPm      GBPm
Reduced rate loans:
United Kingdom                                                      4        4
Other European Union                                                -        -
United States                                                       -        -
Rest of the World                                                   -        2
                                                             -------  --------
Total                                                              4         6
                                                             -------  --------

Total non-performing loans:
United Kingdom                                                 3,311     3,337
Other European Union                                             231       173
United States                                                    383       744
Rest of the World                                                230       272
                                                            --------  --------
Total                                                          4,155     4,526
                                                            --------  --------

Potential problem loans:
United Kingdom                                                 1,139       994
Other European Union                                              23         -
United States                                                    259       241
Rest of the World                                                 56        69
                                                            --------  --------
Total                                                          1,477     1,304
                                                            --------  --------

                                                                2003      2002
Provision coverage of non-performing loans :                       %         %
United Kingdom                                                  77.6      74.2
Other European Union                                            71.4      61.8
United States                                                   39.2      43.7
Rest of the World                                               83.9      61.8
Total                                                           74.1      68.0

Provision coverage of total potential credit risk
loans:
United Kingdom                                                  57.7      57.2
Other European Union                                            65.0      61.8
United States                                                   23.4      33.0
Rest of the World                                               67.5      49.3
Total                                                           54.6      52.8

                                                                2003      2002
Interest forgone on non-performing loans:                       GBPm      GBPm
Interest income that would have been recognised
under original
contractual terms                                                312       275
Interest income included in profit                               (47)      (22)
                                                            --------  --------
Interest forgone                                                 265       253
                                                            --------  --------

The geographical coverage ratios include an allocation of general provisions.

UK non-performing loans decreased by 1% (GBP26m) to GBP3,311m (31st December 2002: GBP3,337m).

Other European Union non-performing loans increased by 34% (GBP58m) to GBP231m (31st December 2002: GBP173m) reflecting growth in the portfolio including from acquisitions.

US non-performing loans decreased by 49% (GBP361m) to GBP383m (31st December 2002: GBP744m) as the exposures in this category were written off, restructured, upgraded, sold or otherwise worked out at a faster rate than new non-performing loans arose.

In the Rest of the World non-performing loans decreased by 15% (GBP42m) to GBP230m (31st December 2002: GBP272m).

The coverage of non-performing loans by the Group's stock of provisions and interest in suspense increased to 74.1% (31st December 2002: 68.0%). The coverage of total potential credit risk lendings increased to 54.6% (31st December 2002: 52.8%).

7. Legal proceedings

Proceedings have been brought in the United States against a number of defendants including Barclays following the collapse of Enron. In each case the claims are against groups of defendants and it is not possible to estimate Barclays possible loss, if any, in relation to them. Barclays considers that the claims against it are without merit and is defending them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the litigation.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it, which arise in the ordinary course of business.

Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position or profitability of the Group.

8.  Contingent liabilities and commitments

                                                                2003      2002
    Contingent liabilities                                      GBPm      GBPm
    Acceptances and endorsements                                 671     2,589
    Guarantees and assets pledged as collateral security      24,596    16,043
    Other contingent liabilities                               8,427     7,914
                                                            --------  --------
                                                              33,694    26,546
                                                            --------  --------
    Commitments
    Standby facilities, credit lines and other commitments   114,847   101,378
                                                            --------  --------

9.  Derivatives

The tables set out below analyse the contract or underlying principal amounts of derivative financial instruments held for trading purposes and for the purposes of managing the Group's structural exposures.


Foreign exchange derivatives                               2003          2002
Contract or underlying principal amount                    GBPm          GBPm
Forward foreign exchange                                310,319       271,646
Currency swaps                                          207,364       159,132
Other exchange rate related contracts                   167,643        64,399
                                                      ---------     ---------
                                                        685,326       495,177
                                                      ---------     ---------
Interest rate derivatives
Contract or underlying principal amount
Interest rate swaps                                   2,944,310     2,164,312
Forward rate agreements                                 381,511       180,043
OTC options bought and sold                             842,630       592,137
Other interest rate related contracts                 2,051,161       788,878
                                                      ---------     ---------
                                                      6,219,612     3,725,370
                                                      ---------     ---------

Credit derivatives                                       47,450        18,401
                                                      ---------     ---------

Equity, stock index and commodity derivatives
Contract or underlying principal amount                 171,939       110,205
                                                      ---------     ---------


Other exchange rate related contracts are primarily over the counter (OTC) options. Other interest rate related contracts are primarily exchange traded options, futures and swaps.

Derivatives entered into as trading transactions, together with any associated hedging thereof, are measured at fair value and the resultant profits and losses are included in dealing profits. The tables below summarise the positive and negative fair values of such derivatives, including an adjustment for netting where the Group has the ability to insist on net settlement which is assured beyond doubt, based on a legal right that would survive the insolvency of the counterparty.


                                                             2003         2002
                                                             GBPm         GBPm
Positive fair values
Foreign exchange derivatives                               17,129       10,639
Interest rate derivatives                                  51,776       62,942
Credit derivatives                                            797          660
Equity, stock index and commodity derivatives               4,722        2,750
Effect of netting                                         (55,030)     (60,327)
Cash collateral meeting offset criteria                    (3,582)      (3,210)
                                                         --------     --------
                                                           15,812       13,454
                                                         --------     --------

Negative fair values
Foreign exchange derivatives                               18,393       11,281
Interest rate derivatives                                  49,735       61,332
Credit derivatives                                            584          106
Equity, stock index and commodity derivatives               5,733        2,778
Effect of netting                                         (55,030)     (60,327)
Cash collateral meeting offset criteria                    (4,618)      (3,632)
                                                         --------     --------
                                                           14,797       11,538
                                                         --------     --------

10.  Market risk

The Group's policy is that the market risks associated with the Group's business activities are clearly identified, assessed and controlled within agreed limits and that the market risks arising from trading activities are concentrated in Barclays Capital.

The Group uses a 'value at risk' measure as the primary mechanism for controlling market risk. Daily Value at Risk (DVaR) is an estimate, with a confidence level of 98%, of the potential loss which might arise if the current positions were to be held unchanged for one business day. Daily losses exceeding the DVaR figure are likely to occur, on average, twice in every one hundred business days. Actual outcomes are monitored regularly to test the validity of the assumptions made in the calculation of DVaR.

Analysis of Barclays Capital's market risk exposures

Barclays Capital's market risk exposure increased in 2003. The credit businesses incurred additional credit spread risk, primarily due to growing client business in corporate bonds and credit derivatives.

The daily average, maximum and minimum values of DVaR were estimated as below:

                                            Twelve months to
                                           31st December 2003

                           Average                High 1                 Low 1
                              GBPm                  GBPm                  GBPm
Interest rate risk            21.0                  34.1                  13.6
Credit spread risk            16.2                  29.2                   8.9
Foreign exchange risk          2.3                   5.0                   1.0
Equities risk                  2.6                   4.9                   1.5
Commodities risk               4.4                   7.0                   2.2
Diversification effect       (20.6)                  n/a                   n/a
                          --------              --------              --------
Total DVaR 2                  25.9                  38.6                  17.6
                          --------              --------              --------

                                            Twelve months to
                                           31st December 2002

                           Average                High 1                 Low 1
                              GBPm                  GBPm                  GBPm
Interest rate risk            21.7                  34.5                  10.0
Credit spread risk             9.4                  12.5                   6.0
Foreign exchange risk          2.9                   4.4                   1.9
Equities risk                  3.6                   5.4                   2.1
Commodities risk               1.8                   3.3                   0.8
Diversification effect       (16.2)                  n/a                   n/a
                          --------              --------              --------
Total DVaR 2                  23.2                  35.7                  13.4
                          --------              --------              --------

1 The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.
2 The year-end Total DVaR for 2003 was GBP37.2m (2002: GBP25.8m).

                      CONSOLIDATED STATEMENT OF CHANGES IN
                              SHAREHOLDERS' FUNDS


                                                             2003         2002
                                                                      restated
                                                             GBPm         GBPm
At beginning of year                                       15,201       14,485
Proceeds of shares issued (net of expenses)                   149          135
Exchange rate translation differences                         (29)         (61)
Repurchase of ordinary shares *                              (204)        (546)
Goodwill written back on disposals                              -           10
Shares issued to the QUEST in relation to
share option schemes for staff                                (36)         (48)
(Loss)/gain arising from transactions with third parties       (4)         206
Increase in Treasury shares                                    (8)          (4)
Profit retained                                             1,404        1,024
                                                         --------     --------
At end of year                                             16,473       15,201
                                                         --------     --------


*Including nominal amount of GBP12m (2002: GBP30m)


                 STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                               2003      2002
                                                               GBPm      GBPm
Profit attributable to the members of Barclays PLC            2,744     2,230
Exchange rate translation differences                            (4)      (61)
(Loss)/gains arising from transactions with third parties        (4)      206
Joint ventures and associated undertakings                      (22)        2
Other items                                                      (3)        8
                                                           --------  --------
Total recognised gains and losses relating to the year        2,711     2,385
Prior year adjustment                                             -       (23)
                                                           --------  --------
Total gains and losses recognised in the year                 2,711     2,362
                                                           --------  --------



                    SUMMARY CONSOLIDATED CASH FLOW STATEMENT

                                                               2003       2002
                                                               GBPm       GBPm

Net cash (outflow)/inflow from operating activities          (2,290)     6,747
Dividends received from joint ventures
and associated undertakings                                       7          1
Net cash outflow from returns on investment
and servicing of finance                                       (620)      (630)
Tax paid                                                       (910)      (828)
Net cash inflow / (outflow) from capital
expenditure and financial investment                          1,432     (6,756)
Net cash outflow from acquisitions and disposals               (930)      (612)
Equity dividend paid                                         (1,249)    (1,146)
                                                           --------   --------
Net cash outflow before financing                            (4,560)    (3,224)
Net cash inflow from financing                                4,188      2,017
                                                           --------   --------
Decrease in cash                                               (372)    (1,207)
                                                           --------   --------


                 AVERAGE BALANCE SHEET AND NET INTEREST INCOME


                                     2003                         2002
                       Average             Average  Average            Average
                       Balance   Interest     Rate  Balance   Interest    Rate
Assets                    GBPm       GBPm        %     GBPm       GBPm       %
Treasury bills and
other eligible bills:
In offices in
the UK                   4,048        121     3.0     4,496        158     3.5
In offices
outside the UK           1,222         66     5.4       960         66     6.9
Loans and advances to
banks:
In offices in
the UK                  14,012        574     4.1    12,560        561     4.5
In offices
outside the UK           4,272        108     2.5     5,535        161     2.9
Loans and advances to
customers:
In offices in
the UK                 135,373      7,804     5.8   126,306      7,712     6.1
In offices
outside the UK          26,323      1,136     4.3    25,896      1,132     4.4
Lease receivables:
In offices in
the UK                   4,520        215     4.8     4,245        209     4.9
In offices
outside the UK             265         19     7.2       222         15     6.8
Debt securities:
In offices in
the UK                  58,435      2,174     3.7    40,115      1,790     4.5
In offices
outside the UK           4,267        210     4.9     4,843        240     5.0
------------------     -------    ------- -------   -------    ------- -------
Average assets
of banking
business               252,737     12,427     4.9   225,178     12,044     5.3
Average assets
of trading
business               189,446      5,001     2.6   160,647      4,372     2.7
------------------     -------    ------- -------   -------    ------- -------
Total average
interest
earning assets         442,183     17,428     3.9   385,825     16,416     4.2
Provisions              (2,796)                      (2,808)
Non-interest
earning assets          53,428                       46,753
------------------     -------    ------- -------   -------    ------- -------
Total average
assets and
Interest
income                 492,815     17,428     3.5   429,770     16,416     3.8
------------------     -------    ------- -------   -------    ------- -------
Percentage of
total average
assets in
offices outside the
UK                        26.6%                        27.2%
------------------     -------    ------- -------   -------    ------- -------
Average interest
earning assets
and net interest
income:
Banking
business               252,737      6,606     2.6   225,178      6,188     2.7
Trading
business               189,446         68     0.0   160,647         75     0.0
Non margin
interest                               (2)                -         17       -
------------------     -------    ------- -------   -------    ------- -------
Total average
interest
earning
assets
and net
interest
income                 442,183      6,672     1.5   385,825      6,280     1.6
------------------     -------    ------- -------   -------    ------- -------
Total average
interest earning
assets related
to:
Interest
income                             17,428     3.9               16,416     4.2
Interest
expense                           (10,754)   (2.4)             (10,153)   (2.6)
Non margin
interest                               (2)                          17       -
------------------     -------    ------- -------   -------    ------- -------
                                    6,672     1.5                6,280     1.6
------------------     -------    ------- -------   -------    ------- -------

1 Loans and advances to customers and banks include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.
2 Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.
3 The average balance sheet does not include the retail life-fund assets attributable to policyholders nor the related liabilities.


                                     2003                                2002
                       Average              Average Rate   Average            Average
                       Balance   Interest                  Balance   Interest    Rate
Liabilities and           GBPm       GBPm              %      GBPm       GBPm       %
shareholders' funds
Deposits by banks:
In offices in
the UK                  40,959        993            2.4    31,880        987     3.1
In offices
outside the UK          10,100        184            1.8     8,908        200     2.2
Customer accounts -
demand accounts:
In offices in
the UK                  18,788        170            0.9    16,260        164     1.0
In offices
outside the UK           3,497         48            1.4     1,846         27     1.5
Customer accounts -
savings accounts:
In offices in
the UK                  45,565        999            2.2    41,722        982     2.4
In offices
outside the UK             813         26            3.2     1,262         32     2.5
Customer accounts -
Other time deposits -
retail:
In offices in
the UK                  35,228      1,171            3.3    40,075      1,303     3.3
In offices
outside the UK           3,678        103            2.8     5,479        139     2.5
Customer accounts -
Other time deposits -
wholesale:
In offices in
the UK                  57,364      1,634            2.8    35,607      1,175     3.3
In offices
outside the UK           8,193        247            3.0     7,959        231     2.9
Debt securities in
issue:
In offices in
the UK                  34,811        949            2.7    28,596      1,061     3.7
In offices
outside the UK          11,906        244            2.0    11,728        339     2.9
Dated and undated loan
capital
and other subordinated
liabilities
Principally in
offices in the
UK                      12,312        684            5.6    11,012        645     5.9
Internal
funding of
trading
business               (58,436)    (1,631)          (2.8)  (42,626)    (1,429)   (3.4)
--------------------   -------    -------        -------   -------    ------- -------
Average
liabilities of
banking
business               224,778      5,821            2.6   199,708      5,856     2.9
Average
liabilities of
trading
business               191,240      4,933            2.6   162,858      4,297     2.6
--------------------   -------    -------        -------   -------    ------- -------
Total average
interest
bearing
liabilities            416,018     10,754            2.6   362,566     10,153     2.8
Interest free customer
deposits:
In offices in
the UK                  13,819                              11,614
In offices
outside the UK           1,260                               2,132
Other
non-interest
bearing
liabilities             45,276                              38,172
Minority
interests and
shareholders'
funds                   16,442                              15,286
--------------------   -------    -------        -------   -------    ------- -------
Total average
liabilities,
shareholders'
funds and interest
expense                492,815     10,754            2.2   429,770     10,153     2.4
--------------------   -------    -------        -------   -------    ------- -------
Percentage of
total average
non-capital
liabilities in
offices
outside the UK            23.1%                               25.5%
--------------------   -------    -------        -------   -------    ------- -------



                               OTHER INFORMATION

Financial Summary                   2003       2002     2001     2000     1999
                                           restated
                                    GBPm       GBPm     GBPm     GBPm     GBPm
Profit before tax                  3,845      3,205    3,425    3,392    2,478
Profit after tax                   2,769      2,250    2,482    2,491    1,823
Total capital resources           29,095     26,894   24,606   21,153   13,442

                                       p          p        p        p        p

Earnings per ordinary share         42.3       33.7     36.8     40.4     29.6
Fully diluted earnings per share
issue                               42.1       33.4     36.4     40.0     29.2
Dividends per ordinary share        20.5      18.35   16.625     14.5     12.5
Net asset value per ordinary
share                                251        231      217      198      142

Dividend cover (times)               2.1        1.8      2.2      2.8      2.4

Capital ratios:                        %          %        %        %        %

Equity Tier 1 ratio                  6.5        6.6      6.6      6.2      7.5
Tier 1 ratio                         7.9        8.2      7.8      7.2      7.5
Risk asset ratio                    12.8       12.8     12.5     11.0     11.3

Performance ratios

Return on average shareholders'        %          %        %        %        %
funds:

Pre-tax                             23.5       21.0     23.9     33.8     29.2
Post-tax                            16.9       14.7     17.4     24.8     21.5

Return on average total assets:

Pre-tax                              0.8        0.7      0.9      1.1      1.0
Post-tax                             0.6        0.5      0.6      0.8      0.7

Return on average weighted risk
assets:

Pre-tax                              2.1        1.9      2.2      2.6      2.2
Post-tax                             1.5        1.4      1.6      1.9      1.6

Non interest income/total income:   46.8       45.2     46.5     46.2     44.9

Operating expenses/total income:    58.4       58.5     58.9     57.8     61.3



PROFIT BEFORE TAX EXCLUDING GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS

                                                 Half-year
                            31.12.03       30.06.03     31.12.02     30.06.02
                                GBPm           GBPm         GBPm         GBPm
Personal Financial
Services                         488            485          447          427
Barclays Private Clients
         - ongoing               183            168          120          240
         - closed life
           assurance
           activities            (31)           (46)         (61)         (26)
Barclaycard                      347            377          302          309
Business Banking                 656            655          597          628
Barclays Africa                   55             58           46           43
Barclays Capital                 369            414          211          370
Barclays Global Investors        100             91           50           60
Head office functions and
other operations                (146)          (110)        (134)        (166)
                            --------       --------     --------     --------
Profit before tax
excluding goodwill
amortisation and
exceptional items              2,021          2,092        1,578        1,885
Exceptional items                  5             (1)          (3)           -
                            --------       --------     --------     --------
Profit before tax
excluding goodwill
amortisation                   2,026          2,091        1,575        1,885
Goodwill relating to
associated undertakings           (4)            (3)          (1)           -
Goodwill amortisation           (140)          (125)        (124)        (130)
                            --------       --------     --------     --------
Profit before tax              1,882          1,963        1,450        1,755
                            --------       --------     --------     --------

                            31.12.03       30.06.03     31.12.02     30.06.02
TOTAL ASSETS                               restated     restated
--------------
Personal Financial
Services                      74,786         73,584       71,871       67,877
Barclays Private Clients
         - ongoing            20,529         15,392       13,087       13,859
         - closed life
           assurance
           activities            528            862          929          950
Barclaycard                   12,278         11,412       10,669       10,278
Business Banking              52,112         51,182       47,315       44,509
Barclays Africa                3,051          2,776        2,632        2,366
Barclays Capital             263,169        274,559      236,468      230,511
Barclays Global Investors        533            607          494          389
Head office functions and
other operations               3,892          4,841        8,379        7,035
Goodwill                       4,406          3,867        3,934        4,055
Retail life-fund assets        8,077          7,642        7,284        7,879
                            --------       --------     --------     --------
                             443,361        446,724      403,062      389,708
                            --------       --------     --------     --------

WEIGHTED RISK ASSETS
----------------------
Personal Financial
Services                      42,426         41,879       41,100       38,673
Barclays Private Clients      15,129         12,668       11,713        9,856
Barclaycard                    9,806          9,584       10,005        9,756
Business Banking              54,964         53,640       50,449       47,159
Barclays Africa                2,225          1,980        1,892        1,672
Barclays Capital              61,285         58,067       53,496       53,974
Barclays Global Investors      1,137          1,083          666          636
Head office functions and
other operations               2,025          2,513        3,427        3,442
                            --------       --------     --------     --------
                             188,997        181,414      172,748      165,168
                            --------       --------     --------     --------


              RECONCILIATION OF PROFIT BEFORE TAX AND TOTAL ASSETS

The presentation in this document of the results of individual businesses excludes goodwill amortisation and exceptional items. Barclays believes that this is a better measurement of the day to day performance of its businesses, and it is the basis upon which business performance is managed internally. The tables below reconcile certain of the non GAAP numbers in the presentation of the results of the businesses to the relevant UK GAAP numbers, which will be reported in the Annual Report for 2003.

PROFIT BEFORE TAX

                                 2003                                      2002
              ----------------------------------------------------------------------------
               Excluding      Goodwill     Profit       Excluding       Goodwill    Profit
                goodwill           and     before        goodwill            and    before
                     and   exceptional        tax             and    exceptional       tax
             exceptional         Items                exceptional          Items
                   items                                    items
                    GBPm          GBPm       GBPm            GBPm           GBPm       GBPm
Personal
Financial
Services            973           (152)       821             874          (162)       712
Barclays
Private
Clients
- ongoing
business            351            (58)       293             360           (47)       313
- closed life
assurance
activities          (77)             -        (77)            (87)            -        (87)
Barclaycard         724            (33)       691             611           (20)       591
Business
Banking           1,311            (10)     1,301           1,225           (15)     1,210
Barclays
Africa              113             (1)       112              89            (1)        88
Barclays
Capital             783              -        783             581            (2)       579
Barclays
Global
Investors           191            (12)       179             110           (13)        97
Head office
functions
and
other
operations         (256)            (2)      (258)           (300)            2       (298)
Exceptional
items                 4             (4)         -              (3)            3          -
Goodwill
relating
to
associated
undertakings         (7)             7          -              (1)            1          -
Goodwill
amortisation       (265)           265          -            (254)          254          -
               --------       --------   --------        --------      --------   --------
Profit before
tax               3,845              -      3,845           3,205             -      3,205
               --------       --------   --------        --------      --------   --------

TOTAL ASSETS
                                 2003                                      2002
              ----------------------------------------------------------------------------
             Excluding        Goodwill        Total     Excluding       Goodwill     Total
              goodwill                       assets      goodwill                   assets
                  GBPm            GBPm         GBPm          GBPm           GBPm      GBPm

Personal
Financial
Services        74,786           2,543       77,329        71,871         2,697     74,568
Barclays
Private
Clients
- ongoing       20,529           1,429       21,958        13,087           807     13,894
- closed life
assurance
activities         528               -          528           929             -        929
Barclaycard     12,278             207       12,485        10,669           200     10,869
Business
Banking         52,112              49       52,161        47,315            54     47,369
Barclays
Africa           3,051              11        3,062         2,632             9      2,641
Barclays
Capital        263,169               -      263,169       236,468             -    236,468
Barclays
Global
Investors          533             162          695           494           162        656
Head office
functions
and
other
operations       3,892               5        3,897         8,379             5      8,384
Goodwill         4,406          (4,406)           -         3,934        (3,934)         -
Retail
life-fund
assets           8,077               -        8,077         7,284             -      7,284
              --------        --------     --------      --------      --------   --------
               443,361               -      443,361       403,062             -    403,062
              --------        --------     --------      --------      --------   --------



                      CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                Half-year
                               31.12.03   30.06.03     31.12.02     30.06.02
                                   GBPm       GBPm         GBPm         GBPm
Interest receivable               6,334      6,093        6,007        6,037
Interest payable                 (2,966)    (2,857)      (2,935)      (2,904)
                               --------   --------     --------     --------
Net interest income               3,368      3,236        3,072        3,133
                               --------   --------     --------     --------
Net fees and commissions
receivable                        2,233      2,030        1,961        1,964
Dealing profits                     524        530          320          513
Other operating income              293        197          240          124
                               --------   --------     --------     --------
Total non-interest income         3,050      2,757        2,521        2,601
                               --------   --------     --------     --------
Operating income                  6,418      5,993        5,593        5,734
                               --------   --------     --------     --------
Administration expenses -
staff costs                      (2,269)    (2,026)      (1,877)      (1,878)
Administration expenses -
other                            (1,312)    (1,092)      (1,213)      (1,099)
Depreciation                       (145)      (144)        (147)        (156)
Goodwill amortisation              (140)      (125)        (124)        (130)
                               --------   --------     --------     --------
Operating expenses               (3,866)    (3,387)      (3,361)      (3,263)
                               --------   --------     --------     --------
Operating profit before
provisions                        2,552      2,606        2,232        2,471
                               --------   --------     --------     --------
Provisions for bad and
doubtful debts                     (695)      (652)        (771)        (713)
Provisions for contingent
liabilities                           1          -           (2)           1
                               --------   --------     --------     --------
Operating profit                  1,858      1,954        1,459        1,759
Income / (loss) from joint
ventures
and associated
undertakings                         19         10           (6)          (4)
Exceptional items                     5         (1)          (3)           -
                               --------   --------     --------     --------
Profit on ordinary
activities before tax             1,882      1,963        1,450        1,755
Tax on profit on ordinary
activities                         (509)      (567)        (446)        (509)
                               --------   --------     --------     --------
Profit on ordinary
activities after tax              1,373      1,396        1,004        1,246
Minority interests (equity
and non-equity)                     (12)       (13)         (11)          (9)
                               --------   --------     --------     --------
Profit attributable to the
members of
Barclays PLC                      1,361      1,383          993        1,237
Dividends                          (883)      (457)        (787)        (419)
                               --------   --------     --------     --------
Profit retained for the
financial period                    478        926          206          818
                               --------   --------     --------     --------

Earnings per ordinary share        21.0p      21.3p        15.1p        18.6p

Dividend per ordinary share
Interim:                              -       7.05p           -         6.35p
Final:                            13.45p         -        12.00p           -


Registered office
54 Lombard Street, London, EC3P 3AH, England, United Kingdom.
Tel: 020 7699 5000.
Company number: 48839.

Website
www.barclays.com

Registrar
The Registrar to Barclays PLC, The Causeway, Worthing BN99 6DA.
Tel: 0870 609 4535.

Listing
The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the New York Stock Exchange and the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol 'BCS'. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is The Bank of New York whose international telephone number is +1-610-312-5315, whose domestic telephone number is
+1-888-269-2377 and whose address is 22nd Floor, 101 Barclay Street, New York, NY 10286.

Filings with the SEC
Statutory accounts for the year ended 31st December 2003, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission
(SEC), can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166 or from the Head of Investor Relations at Barclays registered office address, shown above, once they have been published in mid-March. Once filed with the SEC, copies of the Form 20-F will also be available from the SEC's website (www.sec.gov).

Results timetable
Ex dividend date:                           Wednesday 25th February 2004
Dividend record date:                       Friday 27th February 2004
2004 Annual General Meeting:                Thursday 29th April 2004
Dividend payment date:                      Friday 30th April 2004
2004 Interim pre close date:                Thursday 27th May 2004
2004 Interim results announcement:          Thursday 5th August 2004


For further information, please contact:    Naguib Kheraj
                                            Group Finance Director
                                            +44 (0)20 7699 5000 - Switchboard

                                            Cathy Turner
                                            Head of Investor Relations
                                            +44 (0)20 7699 3638 - Direct Line

                                            James S. Johnson
                                            Senior Manager, Investor Relations
                                            +44 (0)20 7699 4525 - Direct Line

                                            Leigh Bruce
                                            Corporate Communications Director
                                            +44 (0)20 7699 2658 - Direct Line

                                            Chris Tucker
                                            Public Relations Director
                                            +44 (0)20 7699 3161 - Direct Line

More information on Barclays, including the 2003 results, can be found on our website at the following address: http://www.investorrelations.barclays.co.uk
--------------------------